HellerEhrman

January 31, 2007

07020928

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon Luk
simon.luk@hellerehrman.com
Direct (852) 2292 2222
Direct Fax (852) 2292 2000
Main +852.2292.2000
Fax +852.2292.2200

22416.0001.21

Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
USA
Attention Filer Support
Mail Stop 1-4

PROCESSED
FEB 12 2007
THOMSON FINANCIAL
SEC MAIL PROCESSING SECTION RECEIVED WASH. D.C.
SUPPL

Ladies and Gentlemen:

SEC FILE NO. 82-4256

Re: Tomorrow International Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Tomorrow International Holdings Limited (the "Company"), S.E.C. File No. 82-4256, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's announcement regarding high concentration of shareholding, dated December 15, 2006, published (in English language) in The Standard and published (in Chinese language) in the Hong Kong Economic Times, both on December 18, 2006;

2. The Company's announcement regarding results of the special general meeting, dated November 3, 2006, published (in English language) in The Standard and published (in Chinese language) in the Hong Kong Economic Times, both on November 6, 2006;

3. The Company's announcement of notice of the SGM, dated October 18, 2006, published (in English language) in The Standard and published (in Chinese language) in the Hong Kong Economic Times, both on October 19, 2006 and

4. The Company's circular regarding proposed grant of option to a connection person, dated October 18, 2006.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Simon Luk

Enclosures

cc: Tomorrow International Holdings Limited

The Stock Exchange of Hong Kong Limited (the "Stock Exchange") takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Tomorrow International Holdings Limited

(incorporated in Bermuda with limited liability)
(Stock Code: 0760)

HIGH CONCENTRATION OF SHAREHOLDING

This announcement is made at the request of the Stock Exchange.

The Board has been informed by the Stock Exchange that based on the information from the SFC, 18 investors held an aggregate of 62,785,483 Shares, representing approximately 27.94% of the issued share capital of the Company as at 9 November 2006. Winspark, the controlling shareholder of the Company, held 147,951,114 Shares, representing approximately 65.82% of the issued share capital of the Company, together with the shareholding interests of the said 18 investors, in aggregate, held 210,736,597 Shares, representing approximately 93.76% of the issued share capital of the Company. On the basis of the above, only approximately 6.24% of the issued share capital of the Company were in the hands of other investors.

In view of the high concentration of shareholding in a small number of shareholders, Shareholders and potential investors of the Company shall be aware that the price of the Shares could fluctuate substantially even with a small number of the Shares being traded. **Shareholders and potential investors of the Company are reminded to exercise caution when dealing in the Shares.**

This announcement is made at the request of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The board of Directors (the "Board") of Tomorrow International Holdings Limited (the "Company") has been informed by the Stock Exchange that based on the information from the Securities and Futures Commission (the "SFC"), 18 investors held an aggregate of 62,785,483 shares of the Company (the "Shares"), representing approximately 27.94% of the issued share capital of the Company as at 9 November 2006. Winspark Venture Limited ("Winspark"), the controlling shareholder of the Company, held 147,951,114 Shares, representing approximately 65.82% of the issued share capital of the Company, together with the shareholding interests of the said 18 investors, in aggregate, held 210,736,597 Shares, representing approximately 93.76% of the issued share capital of the Company. On the basis of the above, only approximately 6.24% of the issued share capital of the Company were in the hands of other investors.

The Board wishes to clarify that as the above information is provided by the SFC, the Company is not in a position to verify or comment on the accuracy of such information.

The Board has reviewed the register of shareholders of the Company (the "Shareholders") as of 9 November 2006 and made enquiries with the directors, chief executive or substantial shareholders of the Company and its subsidiaries or their respective associates (as defined under the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules")), in addition to the Shares held by Winspark, Yau Tak Wah, Paul and Louie Mei Po, both being executive Directors, held 200,000 Shares and 1,178,571 Shares respectively as at 9 November 2006. Save as disclosed above, the Board, having made reasonable enquiries, is not aware of any other connected persons of the Company (as defined under the Listing Rules) having any interests in the issued share capital of the Company. The Board also noted that, other than Winspark and HKSCC Nominees Limited, there is no registered Shareholder which holds more than 5% of the issued share capital of the Company as at 9 November 2006.

Based on the information above, the shareholding structure of the Company as at 9 November 2006 is as follows:

	Number of Shares	%
Winspark *(Note 1)*	147,951,114	65.82
Yau Tak Wah, Paul *(Note 2)*	200,000	0.09
Louie Mei Po *(Note 2)*	1,178,571	0.52
Other Shareholders	75,438,516	33.57
Total	224,768,201	100.00

Notes:

(1) The entire issued share capital of Winspark is beneficially wholly owned by Mr. Chan Yuen Ming.

(2) Yau Tak Wah, Paul and Louie Mei Po are executive Directors.

In any event, the Board believes that to the best of their knowledge and belief based on the information available to them, the Company is able to comply with the public float requirement under the Listing Rules.

Given that the concentration of public float of the Company was in the hands of a limited number of Shareholders as at 9 November 2006, the Company hereby makes this announcement to keep the market promptly informed of this circumstance.

In view of the high concentration of shareholding in a small number of shareholders, Shareholders and potential investors of the Company shall be aware that the price of the Shares could fluctuate substantially even with a small number of the Shares being traded. **Shareholders and potential investors of the Company are reminded to exercise caution when dealing in the Shares.**

As at the date of this announcement, the executive Directors are Yau Tak Wah, Paul, Louie Mei Po, Wong Shin Ling, Irene and Tam Wing Kin and the independent non-executive Directors are Ng Wai Hung, Cheung Chung Leung, Richard and Wu Wang Li.

Yours faithfully,
By order of the Board of
Tomorrow International Holdings Limited
Yau Tak Wah, Paul
Chairman

Hong Kong, 15 December 2006

Please also refer to the published version of this announcement in The Standard.

香港聯合交易所有限公司(「聯交所」)對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

Tomorrow International Holdings Limited
明日國際集團有限公司

(於百慕達註冊成立之有限公司)

(股份代號： 0760)

股權高度集中

本公佈乃應聯交所之要求而作出。

董事會獲聯交所知會，根據證監會之資料，於二零零六年十一月九日，18名投資者持有合共62,785,483股股份，佔本公司於該日之已發行股本約27.94%。本公司之控股股東Winspark持有147,951,114股股份，佔本公司已發行股本約65.82%，連同上述18名投資者之股本權益，合共持有210,736,597股股份，佔本公司已發行股本約93.76%。根據以上基準，本公司已發行股本僅有約6.24%由其他投資者持有。

鑒於股權高度集中於少數的股東，股東及本公司之有意投資者應留意，即使僅有少量股份成交，股份價格亦可能大幅波動。**股東及本公司之有意投資者於買賣本公司證券時務請審慎行事。**

本公佈乃應香港聯合交易所有限公司(「聯交所」)之要求而作出。

明日國際集團有限公司(「本公司」)之董事會(「董事會」)獲聯交所知會，根據證券及期貨事務監察委員會(「證監會」)之資料，於二零零六年十一月九日，18名投資者持有本公司合共62,785,483股股份(「股份」)，佔本公司於該日之已發行股本約27.94%。本公司之控股股東Winspark Venture Limited(「Winspark」)，持有147,951,114股股份，佔本公司已發行股本約65.82%，連同上述18名投資者之股本權益，合共持有210,736,597股股份，佔本公司已發行股本約93.76%。根據以上基準，本公司已發行股本僅有約6.24%由其他投資者持有。

董事會擬澄清，基於上述資料乃由證監會提供，本公司尚未能核實該等資料或就該等資料之準確性作出評論。

董事會已審閱本公司於二零零六年十一月九日之股東(「股東」)名冊，並向本公司及其附屬公司之董事、行政總裁或主要股東或彼等各自之聯繫人士(定義見聯交所證券上市規則「上市規則」)作出查詢，除Winspark所持有之股份外，於二零零六年十一月九日，執行董事邱德華及雷美寶分別持有200,000股股份及1,178,571股股份。除上述所披露者外，經作出合理查詢後，董事會並不知悉本公司任何其他關連人士(定義見上市規則)於本公司已發行股本中擁有任何權益。董事會亦得悉，於二零零六年十一月九日，除Winspark及香港中央結算(代理人)有限公司外，概無登記股東持有本公司已發行股本逾5%。

根據上述資料，本公司於二零零六年十一月九日之股權架構如下：

	股份數目	%
Winspark *(附註1)*	147,951,114	65.82
邱德華 *(附註2)*	200,000	0.09
雷美寶 *(附註2)*	1,178,571	0.52
其他股東	75,438,516	33.57
總計	224,768,201	100.00

附註：

(1) Winspark之全部已發行股本由陳遠明先生實益擁有。

(2) 邱德華及雷美寶為執行董事。

在任何情況下，董事會認為，就彼等基於有關資料之所知及所信，本公司能夠遵守上市規則項下之公眾持股量之規定。

由於在二零零六年十一月九日本公司之股權高度集中於少數的股東，本公司謹此作出此公佈令市場迅速知悉此情況。

鑒於股權高度集中於少數的股東，股東及本公司之有意投資者應留意，即使僅有少量股份成交，股份價格亦可能大幅波動。**股東及本公司之有意投資者於買賣本公司證券時務請審慎行事。**

於本公佈日期，執行董事為邱德華、雷美寶、王香玲及譚榮健，獨立非執行董事為吳偉雄、張仲良及吳弘理。

承董事會命
明日國際集團有限公司
主席
邱德華

香港，二零零六年十二月十五日

請同時參閱本公佈於經濟日報刊登的內容。

Tomorrow International Holdings Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 0760)

RESULTS OF THE SPECIAL GENERAL MEETING HELD ON 3 NOVEMBER 2006

The Directors are pleased to announce that the ordinary resolution approving the Option Agreement was duly passed at the SGM held on 3 November 2006.

References are made to the circular (the "**Circular**") of Tomorrow International Holdings Limited (the "**Company**") dated 18 October 2006. Unless the context otherwise requires, capitalised terms used herein shall have the same meanings as those defined in the Circular.

The Directors are pleased to announce that the ordinary resolution approving the Option Agreement in relation to the grant of the First Call Option to Winspark and the grant by Winspark of the Second Call Option to the Company was duly passed by the Independent Shareholders by way of a poll at the special general meeting of the Company (the "**SGM**") held on 3 November 2006.

The Company's branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, was appointed the scrutineer for vote-taking at the SGM. Details of the poll results in respect of the ordinary resolution passed are as follows:

ORDINARY RESOLUTION	FOR	AGAINST	Total number of votes
	Votes (%)	Votes (%)	
To approve the Option Agreement and the transactions contemplated thereunder.	42,236,323 (100%)	0 (0%)	42,236,323

As at the date of the SGM, the Company had 224,768,201 Shares in issue. Shareholders holding a total of 76,817,087 Shares were entitled to vote for or against the resolution. As referred to in the Circular, Winspark, who is interested in approximately 147,951,114 Shares, representing approximately 65.82% of the issued share capital of the Company, and its associates have abstained from voting in relation to the ordinary resolution at the SGM. There was no Shareholder who was only entitled to vote against the resolution at the SGM.

By Order of the Board of
TOMORROW INTERNATIONAL HOLDINGS LIMITED
Yau Tak Wah, Paul
Chairman

3 November 2006

As at the date of this announcement, the executive Directors are Yau Tak Wah, Paul, Louie Mei Po, Wong Shin Ling, Irene and Tam Wing Kin and the independent non-executive Directors are Ng Wai Hung, Cheung Chung Leung, Richard and Wu Wang Li.

Please also refer to the published version of this announcement in The Standard.

Tomorrow International Holdings Limited
明日國際集團有限公司

(於百慕達註冊成立之有限公司)

(股份代號：0760)

於二零零六年十一月三日
舉行之股東特別大會結果

董事欣然公佈，於二零零六年十一月三日舉行之股東特別大會上正式通過批准期權協議之普通決議案。

茲提述日期為二零零六年十月十八日之明日國際集團有限公司(「**本公司**」)通函(「**通函**」)。除文義另有註明外，本公佈所用辭彙將與通函所界定者具相同涵義。

董事欣然公佈，有關批准期權協議以授予Winspark第一認購期權及Winspark授予本公司第二認購期權之普通決議案，已於二零零六年十一月三日舉行之本公司股東特別大會(「**股東特別大會**」)上，以投票方式由獨立股東正式通過。

於股東特別大會上，本公司之股份過戶登記處香港分處香港中央證券登記有限公司在投票過程中擔任監票人。有關通過之普通決議案投票結果詳情如下：

普通決議案	贊成	反對	總票數
	票數(%)	票數(%)	
批准期權協議及據此擬進行之交易。	42,236,323 (100%)	0 (0%)	42,236,323

於股東特別大會日期，本公司之已發行股份合共224,768,201股，持有合共76,817,087股股份之股東有權就該決議案投贊成或反對票。誠如通函所述，Winspark擁有約147,951,114股股份之權益，該等股份相等於本公司已發行股本約65.82%，故Winspark及其聯繫人士於股東特別大會上已就該普通決議案放棄投票。於股東特別大會上，概無股東就該決議案僅有權投反對票。

承董事會命
明日國際集團有限公司
主席
邱德華

二零零六年十一月三日

於本公佈日期，董事會由執行董事邱德華、雷美寶、王香玲及譚榮健，以及獨立非執行董事吳偉雄、張仲良及吳弘理組成。

請同時參閱本公佈於經濟日報刊登的內容。

Tomorrow International Holdings Limited

(incorporated in Bermuda with limited liability)
(Stock Code: 0760)

NOTICE OF THE SGM

NOTICE IS HEREBY GIVEN that a special general meeting of the shareholders of Tomorrow International Holdings Limited (the "**Company**") will be held at Unit 903-906, 9/F., Tower 1, Harbour Centre 1 Hok Cheung Street, Hunghom, Kowloon, Hong Kong on 3 November 2006 at 12:00 noon for the purpose of considering and, if thought fit, passing the following resolution as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"**That**

(1) the conditional option agreement (the "**Option Agreement**") dated 22 September 2006 entered into between the Company and Winspark Venture Limited ("**Winspark**"), a copy of which is tabled at the meeting and marked "A" and initialled by the chairman of the meeting for identification purpose, pursuant to which (i) the Company agrees to grant to Winspark the First Call Option (as defined in the Option Agreement) under which Winspark has the right but not the obligation to require the Company to issue 33,700,000 Option Shares to Winspark or as it may direct at the subscription price of HK$4.50; and (ii) Winspark agrees to grant to the Company the Second Call Option (as defined in the Option Agreement) under which the Company has the right but not the obligation to require Winspark to subscribe 33,700,000 Option Shares at the subscription price of HK$4.50, subject to and on the terms and conditions of the Option Agreement be and is hereby ratified, confirmed and approved; and

(2) any one director of the Company, or any two directors of the Company if the affixation of the common seal is necessary, be and is/are hereby authorised for and on behalf of the Company to execute all such other documents, instruments and agreements and to do all such acts or things deemed by him/them to be incidental to, ancillary to or in connection with the matters contemplated in and completion of the Option Agreement."

By Order of the Board of
TOMORROW INTERNATIONAL HOLDINGS LIMITED
Yau Tak Wah, Paul
Chairman

Hong Kong, 18 October 2006

Registered Office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Principal place of business:
27/F., Henley Building
5 Queen's Road Central
Hong Kong

Notes:

1. A form of proxy for use at the meeting is enclosed herewith.
2. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his/her attorney duly authorised in writing or, if the appointor is a corporation, either under its common seal or under the hand of any officer, attorney or other person authorised to sign the same.
3. Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him/her. A proxy need not be a member of the Company.
4. In order to be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, must be lodged at the offices of the Company's branch share registrar and transfer office in Hong Kong, Computershare Hong Kong Investor Services Limited at 1712 - 1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting thereof (as the case may be).

5. Completion and return of the form of proxy will not preclude members from attending and voting in person at the meeting or at any adjourned meeting thereof (as the case may be) should they so wish, and in such event, the form of proxy shall be deemed to be revoked.

6. Where there are joint registered holders of any share, any one of such joint holders may vote, either in person or by proxy, in respect of such share as if he/she was solely entitled thereto, but if more than one of such joint holders are present at the meeting, whether in person or by proxy, the joint registered holder present whose name stands first on the register of members in respect of the share(s) shall be accepted to the exclusion of the votes of the other registered holders.

7. The resolution shall be voted by way of poll by Shareholders who are not interested or involved in the Transaction, being Shareholders other than Winspark and its associates.

Please also refer to the published version of this announcement in The Standard.

Tomorrow International Holdings Limited
明日國際集團有限公司

(於百慕達註冊成立之有限公司)
(股份代號：0760)

股東特別大會通告

茲通告明日國際集團有限公司(「**本公司**」)謹訂於二零零六年十一月三日中午十二時正假座香港九龍紅磡鶴翔街1號維港中心一期9樓903-906室舉行股東特別大會，以考慮及酌情通過下列決議案作為本公司普通決議案：

普通決議案

「**動議**：

(1) 批准、追認及確認本公司與Winspark Venture Limited(「**Winspark**」)於二零零六年九月二十二日訂立之一項有條件期權協議(「**期權協議**」)(註有「A」字樣之副本已送呈大會並由大會主席簡簽以資識別)，據此，在期權協議之條款及條件所限制下，(i)本公司同意向Winspark授出第一認購期權(定義見期權協議)，據此，Winspark有權但無責任要求本公司按認購價4.50港元向Winspark或其指定之人士發行33,700,000股期權股份；及(ii)Winspark同意向本公司授出第二認購期權(定義見期權協議)，據此，本公司有權但無責任要求Winspark按認購價4.50港元認購33,700,000股期權股份；及

(2) 授權任何一名本公司董事或任何兩名本公司董事(如須加蓋公司公章)代表本公司簽立及作出其認為必要、適宜或合宜且其認為期權協議及其完成所涉及或與此有關事宜所附帶、連帶或相關之一切其他文件、文據與協議及行動或事宜。」

此 致

承董事會命
明日國際集團有限公司
主席
邱德華

香港，二零零六年十月十八日

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

主要營業地點：
香港
皇后大道中5號
衡怡大廈27樓

附註：

1. 隨函附奉大會適用之代表委任表格。
2. 代表委任文件必須由委任人或其以書面正式委託之授權人親筆簽署，或如委任人為法團，則必須加蓋其印章或由高級人員、受權人或獲授權之其他人士親筆簽署。
3. 凡有權出席大會並於會上投票之股東，均有權委任一名或多名代表代其出席大會並於會上投票。受委代表毋須為本公司股東。
4. 代表委任表格連同已簽署之授權書或其他授權文件(如有)或經由公證人簽署證明之該等授權書或授權文件副本，須於大會或任何續會(視情況而定)指定舉行時間四十八小時前交回本公司之香港股份過戶登記分處香港中央證券登記有限公司(地址為香港皇后大道東183號合和中心17樓1712－1716室)，方為有效。
5. 填妥及交回代表委任表格後，股東仍可親身出席所召開大會或其任何續會(視情況而定)並且作出投票，在該情況下，代表委任表格被視為已撤回論。

6. 倘為任何股份之聯名登記持有人，則任何持有人均可親身或委任代表，猶如其獨自持有該股份般，在大會上就該股份投票；但若超過一名聯名持有人親身或委任代表出席大會，則只會接納出席大會並在股東名冊上排名首位之人士就該股股份作出之投票，而不會接納其他聯名持有人之投票。

7. 上述決議案須由並無利害關係或牽涉交易之股東，即Winspark及其聯繫人士以外之股東以投票表決方式決定。

請同時參閱本公佈於經濟日報刊登的內容。

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Tomorrow International Holdings Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser, the transferee or to the bank, licensed securities dealer or other agent through whom the sale or the transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is addressed to the shareholders of the Company for information in connection with the special general meeting of the Company to be held on 3 November 2006. This circular is not and does not constitute an offer of, nor is it intended to invite offers for, securities of the Company.

TOMORROW INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 0760)

CONNECTED TRANSACTION

PROPOSED GRANT OF OPTION TO A CONNECTED PERSON

Independent financial adviser to the Independent Board Committee and the Independent Shareholders

China Everbright Capital Limited

A letter from the Board is set out on pages 4 to 13 of this circular and a letter from the Independent Board Committee is set out on pages 14 to 15 of this circular. A letter from the Independent Financial Adviser containing its advice to the Independent Board Committee is set out on pages 16 to 27 of this circular.

A notice convening the SGM to be held at Unit 903-906, 9/F., Tower 1, Harbour Centre, 1 Hok Cheung Street, Hunghom, Kowloon, Hong Kong at 12:00 noon on 3 November 2006 is set out on pages 34 to 35 of this circular. A form of proxy is also enclosed. Whether or not you intend to attend and vote at the SGM in person, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon to the Company's branch share registrar and transfer office in Hong Kong, Computershare Hong Kong Investor Services Limited, at 1712-1716, 17/F., Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, as soon as possible but in any event, not less than 48 hours before the time appointed for holding the SGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the SGM should you so wish.

18 October 2006

CONTENTS

In this circular, the following expressions have the following meanings unless the context otherwise requires:

"Announcement"	the announcement of the Company dated 27 September 2006 relating to, among other things, the Transaction
"associate"	has the meanings ascribed thereto in the Listing Rules
"Board"	the board of directors of the Company
"Business Day"	a day (other than Saturday and Sunday) on which banks in Hong Kong are generally open for banking business
"Company"	Tomorrow International Holdings Limited, a company incorporated in Bermuda, the securities of which are listed on the Stock Exchange
"Director(s)"	the director(s) of the Company
"First Call Option"	the option granted by the Company to Winspark under which Winspark has the right but not the obligation to require the Company to issue 33,700,000 Option Shares to Winspark under the Option Agreement
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"HK$"	Hong Kong dollar, the lawful currency of Hong Kong
"Independent Board Committee"	an independent committee of the Board comprising Ng Wai Hung, Cheung Chung Leung, Richard and Wu Wang Li, being all the independent non-executive Directors, appointed to consider and make recommendations to the Independent Shareholders in relation to the Transaction
"Independent Financial Adviser"	China Everbright Capital Limited, a licensed corporation within the meaning of the SFO for carrying on types 1, 4 and 6 regulated activities under the SFO and the independent financial adviser to the Independent Board Committee and the Independent Shareholders
"Independent Shareholders"	the Shareholders (other than Winspark and its associates)

"Independent Third Party"	an independent third party not connected with the Company or any of its subsidiaries or any of their respective directors, chief executive or substantial shareholders or any of their respective associates
"Latest Practicable Date"	17 October 2006, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Pan-China"	Pan-China International Holdings Limited, a company incorporated in Hong Kong, is an investment company and an Independent Third Party
"Options"	First Call Option and Second Call Option
"Option Agreement"	the option agreement dated 22 September, 2006 made between the Company and Winspark in connection with the grant of the Options
"Option Period"	the period commencing on the first anniversary of the grant of the Option and ending on the 10th Business Day thereafter (both days inclusive)
"Option Shares"	33,700,000 new Shares, which represents approximately 14.99% of the existing issued share capital of the Company and approximately 13.04% of the Company's issued share capital as enlarged by the issue of the Option Shares
"Payment Date"	the 300th day from the date of the Sale and Purchase Agreement
"Sale and Purchase Agreement"	the sale and purchase agreement dated 22 September, 2006 made between Winspark as vendor and Pan-China as purchaser in connection with the sale of 33,700,000 Shares
"Second Call Option"	the option granted by Winspark to the Company under which the Company has the right to require Winspark to subscribe 33,700,000 Option Shares under the Option Agreement
"SGM"	the special general meeting of the Company to be convened and held for the purpose of considering and, if thought fit, approving the Transaction

"Shares"	ordinary shares of HK$0.04 each in the share capital of the Company
"Shareholder(s)"	holder(s) of the Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Transaction"	the Option Agreement and the transactions contemplated thereunder
"Winspark"	Winspark Venture Limited, a company incorporated in the British Virgin Islands and wholly and beneficially owned by Mr. Chan Yuen Ming, is an investment company and a substantial Shareholder
"%"	per cent.

TOMORROW INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 0760)

Executive Directors:
Yau Tak Wah, Paul *(Chairman)*
Louie Mei Po
Wong Shin Ling, Irene
Tam Wing Kin

Independent non-executive Directors:
Ng Wai Hung
Cheung Chung Leung, Richard
Wu Wang Li

Registered office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Principal place of business in Hong Kong:
27th Floor, Henley Building
5 Queen's Road Central
Hong Kong

18 October 2006

To the Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTION
PROPOSED GRANT OF OPTION TO A CONNECTED PERSON

INTRODUCTION

Reference is made to the announcement of the Company dated 27 September 2006.

It was announced on 27 September 2006 that the Company has entered into a conditional Option Agreement with Winspark pursuant to which (1) the Company has agreed to grant to Winspark the First Call Option under which Winspark has the right but not the obligation to require the Company to issue 33,700,000 Option Shares to Winspark or as it may direct at the subscription price of HK$4.50 per Share; and (2) Winspark has agreed to grant to the Company the Second Call Option under which the Company has the right but not the obligation to require Winspark to subscribe 33,700,000 Option Shares at the subscription price of HK$4.50 per Share. Upon exercise of the First Call Option or the Second Call Option, the other call option shall automatically lapse and cease to be of any further effect.

As Winspark is a substantial Shareholder, the Option Agreement and the transactions contemplated thereunder constitute connected transactions for the Company under Chapter 14A of the Listing Rules and are subject to approval of the Independent Shareholders at the SGM at which Winspark and its associates will be abstained from voting.

The estimated net proceeds arising from the exercise of either of the Options are intended to be applied for future investments when suitable opportunities arise and for general working capital purpose.

The SGM will be convened and held to approve the Transaction. The Independent Board Committee has been formed to consider the terms of the Transaction and Independent Financial Adviser has been appointed to advise the Independent Board Committee and the Independent Shareholders regarding the terms of the Transaction.

The purpose of this circular is:

(i) to provide the Shareholders with details of the Transaction;

(ii) to set out the opinion of the Independent Financial Adviser in respect of the terms of the Transaction;

(iii) to set out the recommendation of the Independent Board Committee in respect of the terms of the Transaction; and

(iv) to give you notice of the SGM to consider and, if thought fit, to approve the Transaction.

THE OPTION AGREEMENT

Date:	22 September, 2006
Grantor:	The Company (in the case of First Call Option) Winspark (in the case of Second Call Option)
Grantee:	Winspark (in the case of the First Call Option) The Company (in the case of Second Call Option)
Options agreed to be granted:	(1) The Company has agreed to grant to Winspark the First Call Option under which Winspark has the right but not the obligation to require the Company to issue 33,700,000 Option Shares to Winspark or as it may direct at the subscription price of HK$4.50 during the Option Period; and (2) Winspark has agreed to grant to the Company the Second Call Option under which the Company has the right but not the obligation to require Winspark to subscribe 33,700,000 Option Shares at the subscription price of HK$4.50 during the Option Period.

The Options were granted in consideration of the mutual covenants between Winspark and the Company that each has agreed to grant to the other an option in relation to the Option Shares and no cash consideration will be paid by either party for obtaining the Options.

The First Call Option is used to facilitate the Sale and Purchase Agreement by allowing Winspark to top-up the same number of Shares transferred by it to Pan-China as described in the paragraph headed "Reasons for the grant of Options" in this circular. The Second Call Option will be granted in favour of the Company to provide the Company with added protection of requiring Winspark to subscribe the Option Shares in the event that Winspark does not exercise the First Call Option and it is not a further option to the First Call Option. The Company shall exercise the Second Call Option in the event that Winspark does not exercise the First Call Option.

Upon exercise of either the First Call Option or the Second Call Option, the other call option shall automatically lapse and cease to be of any further effect.

Subscription Price: The price payable on the exercise of the Option is HK$4.50 per Option Share.

The Subscription Price of HK$4.50 per Share represents (i) a premium of approximately 233% to the closing price of HK$1.35 per Share as quoted on the Stock Exchange on 22 September 2006, the last trading day prior to the release of the Announcement, (ii) a premium of approximately 236% to the average closing price of HK$1.338 per Share as quoted on the Stock Exchange for the last 5 trading days immediately preceding the date of the Opinion Agreement, (iii) a premium of approximately 131% over the closing price of HK$1.95 per Share as quoted on the Stock Exchange on the Latest Practicable Date, and (iv) a premium of approximately 4.4% to the net asset value of HK$4.31 per Share as at 30 June 2006.

The Subscription Price was determined after arm's length negotiation between Pan-China and the Company with reference to the price and net asset value of the Shares. It is the same as the selling price per Share under the Sale and Purchase Agreement and is payable by Winspark to the Company upon the exercise of either the First Call Option or the Second Call Option.

The net Subscription Price per Shares is approximately HK$4.48 and the market value of the Option Shares is HK$45,495,000, based on the closing price of HK$1.35 per Share as quoted on the Stock Exchange on 22 September 2006, the last trading day prior to the release of the Announcement.

Given that the Subscription Price is at a premium to the closing price of HK$1.35 per Share as quoted on the Stock Exchange on 22 September 2006, the last trading day prior to the release of the Announcement, the Directors (including the independent non-executive Directors) consider that the Subscription Price to be fair and reasonable and in the best interests of the Company and the Shareholders as a whole.

Status of Option Shares: The Shares to be issued under the Options will rank pari passu in all respect with all the other ordinary shares of the Company in issue as at the date of the exercise of the Options.

Transferability: The rights under the Option Agreement are not capable of being assigned.

There is no specific term in the Option Agreement on the rights of the Grantees to participate in any distributions and/or offers of further Shares made by the Company.

If the Company is being liquidated for whatever reasons, the Options shall, to the extent that they have not been exercised, lapse and determine.

In the event of any alteration in the capital structure of the Company whilst any Options may become or remains exercisable, whether by way of capitalisation issue, rights issue, consolidation, reclassification, reconstruction, subdivision or reduction of share capital, or otherwise howsoever, such corresponding alterations (if any) shall be made in the number or nominal amount of shares subject to the Options so far as unexercised and/or the subscription price per share of each outstanding Option and/or the method of exercise of the Option as the auditors of the Company or an independent financial adviser shall certify in writing to the Board to be in their/his opinion fair and reasonable in compliance with the Listing Rules and/or such other requirement prescribed by the Stock Exchange from time to time.

Any such alterations will be made on the basis that a grantee shall have the same proportion of the issued share capital of the Company as that to which he was entitled to subscribe had he exercised all the options held by him immediately before such adjustments provided that no such alteration will be made the effect of which would be to enable a share to be issued at less than its nominal value. The issue of securities as consideration in a transaction is not to be regarded as a circumstance requiring any such alterations.

Conditions for the Option Agreement

The obligations of the Company and Winspark under the Option Agreement are conditional upon:

(1) the passing by the Independent Shareholders of an ordinary resolution approving the Option Agreement and the transactions contemplated thereunder;

(2) the Listing Committee of the Stock Exchange granting the approval of, and the permission to deal in, the Option Shares;

(3) all other required approvals and consents under all applicable legislation and regulatory codes and rules including the Listing Rules;

(4) completion of the Sale and Purchase Agreement; and

(5) the fulfillment of the payment obligation by Pan-China under the Sale and Purchase Agreement.

If the above conditions cannot be fulfilled on or prior to the commencement of the Option Period or such later date as may be agreed between the Company and Winspark, the Option Agreement shall terminate. The Company must seek the approval of the Stock Exchange for any alteration in the terms of the Option Agreement and further announcement in relation to such change will be made upon obtaining approval from the Stock Exchange.

The Options will not expire in less than one year and not more than five years from the date of issue or grant and will not be convertible into further rights to subscribe securities which expire less than one year or more than five years after the date of issue or grant of the original options.

The securities to be issued on exercise of the Options will not, when aggregate with all other equity securities which remain to be issued or exercise of any other subscription rights, if all such rights were immediately exercised, whether or not such exercise is permissible, exceed 20% of the issued equity capital of the Company at the time such options are issued. The Company currently has no options, warrants and similar rights to subscribe or purchase equity securities of the Company which are issued or granted on their own by the Company or any of its subsidiaries outstanding. The Options only represent approximately 14.99% of the existing issued share capital of the Company.

Payment of Subscription Price

Upon the exercise of either of the Options, Winspark shall pay to the Company the aggregate subscription price of HK$151,650,000 on or before the 7th Business Day after the date the Company or Winspark (as the case may be) shall issue a notice in writing pursuant to the exercise of the First Call Option or the Second Call Option (as the case may be).

USE OF PROCEEDS

The gross proceeds from the subscription of the Option Shares pursuant to the exercise of either of the Options will be HK$151,650,000. If one of the Options is exercised, the other option will lapse. The net proceeds arising from the subscription and exercise of either of the Options will be approximately HK$151,000,000 and are intended to be applied as to approximately HK$141,000,000 for future investments when suitable opportunities arise and as to approximately HK$10,000,000 for general working capital purpose. The Company currently has reviewed various investment projects and will focus in properties investment in China. As at the Latest Practicable Date, no discussion or negotiation relating to intended acquisitions is currently underway. The Company will make announcement in compliance with the Listing Rules if and when suitable investments have been identified and binding agreements have been entered into.

REASONS FOR THE GRANT OF OPTIONS

The Company intended to introduce Pan-China as a strategic investor to the Company. Pan-China is an investment company incorporated in Hong Kong, and is owned as to 70% by Pan-China Group (HK) Limited and as to 30% by Ace Channel Limited. Pan-China Group (HK) Limited is ultimately owned by 泛華建設集團有限公司 (Pan-China Construction Group Limited) (the "**Pan-China Group**"). Ace Channel Limited is an investment holding company wholly owned by Mr. Gao Feng. Pan-China is the investment arm of the Pan-China Group in Hong Kong. To the best of the Directors' knowledge, information and belief, having made all reasonable enquiry, Pan-China and its ultimate beneficial shareholders are Independent Third Parties. The ultimate controlling shareholders of Pan-China, namely the Pan-China Group, is a renowned company incorporated in the PRC and have in-depth professional knowledge, expertise and technical know-how in various disciplines in the construction and property development industry. The Pan-China Group is primarily engaged in infrastructure, realty investments, design, project supervision, engineering, constructions and decoration businesses. With the long-established and excellent business and social networks of the Pan-China Group throughout the major cities in China, the Company will benefit with quality investment opportunities in projects, which is expected to be primarily related to investments in residential and commercial properties, to be introduced by the Pan-China Group as a step for diversification, although the Group's business is not interlinked with that of the Pan-China Group.

Pan-China can only pay the consideration for the Shares that it intends to acquire in 300 days and has requested deferred payment for Shares that it will acquire. As the Company is not permitted to issue unpaid Shares, at the request of the Company and to facilitate Pan-China to become a Shareholder so that the Company can benefit from the introduction of investment opportunities by Pan-China, Winspark has agreed to enter into the Sale and Purchase Agreement on 22 September, 2006 with Pan-China pursuant to which Winspark has agreed to sell 33,700,000 Shares to Pan-China at a total consideration of HK$151,650,000 with a deferred payment date on the 300th day from the date of the Sale and Purchase Agreement on the condition that the Company will grant the First Call Option to Winspark to top up such number of Shares as is equal to the number of Shares that Winspark would transfer to Pan-China at the same consideration as paid by Pan-China to Winspark. The First Call Option was granted to Winspark to ensure that Winspark could top

up its shareholding in the Company after its transfer of 33,700,000 Shares to Pan-China and the Second Call Option was granted to provide the Company with added protection of requiring Winspark to subscribe for the Option Shares.

The Option Agreement and the Sale and Purchase Agreement are inter-conditional. Completion of the Sale and Purchase Agreement is conditional upon, among others, the approval of the grant of the First Call Option and the Second Call Option by the Independent Shareholders at a general meeting of the Company. As at the Latest Practicable Date, the Sale and Purchase Agreement and the payment obligation by Pan-China under the Sale and Purchase Agreement have not been completed.

The Option Agreement is conditional upon the performance of the payment obligation by Pan-China under the Sale and Purchase Agreement so that Winspark can apply the sale proceeds paid by Pan-China to subscribe the Option Shares.

The Company intends to invite a representative of Pan-China to join the Board.

The Directors have considered various means available to structure the deal (such as a straight issue of Shares to Winspark at the Payment Date) but consider that the grant of Option a more appropriate structure, as it offers more protection to the Company, in particular, to secure the subscription of the Option Shares by Winspark and compliance of payment obligation by Pan-China to the Company in the event of completion of the Sale and Purchase Agreement.

The Directors consider that the introduction of Pan-China as a shareholder and the entering of the Sale and Purchase Agreement by Winspark is beneficial to the Group, and that the terms of the Option Agreement, which were arrived at after arm's length negotiation between the Company and Winspark, are fair and reasonable and are in the interests of the Company and the Shareholders as a whole. The subscription price under the Option Agreement is equivalent to the consideration to be paid by Pan-China to Winspark under the Sale and Purchase Agreement, which is made by reference to the net asset value of the Group.

BUSINESS OF THE GROUP

The principal activity of the Company is investment holding. The Group's principal activities consist of the design, development, manufacture and sale of electronic products, manufacture and sale of printed circuit boards, trading and distribution of electronic components and parts, trading of listed equity investments and provision of loan financing.

IMPACT ON THE SHAREHOLDING STRUCTURE OF THE COMPANY

The effect on the shareholding structure of the Company upon completion of the Sale and Purchase Agreement and before and after the exercise in full of the subscription rights attaching to either of the Options are as follows:

	As at the Latest Practicable Date		After completion of the Sale and Purchase Agreement but before the exercise in full of either of the Options		After completion of the Sale and Purchase Agreement and the exercise in full of either of the Options	
	No. of Shares	%	*No. of Shares*	%	*No. of Shares*	%
Winspark	147,951,114	65.82	114,251,114	50.83	147,951,114	57.24
Pan-China	–	–	33,700,000	14.99	33,700,000	13.04
Directors *(Note)*	1,378,571	0.61	1,378,571	0.61	1,378,571	0.53
Public	75,438,516	33.57	75,438,516	33.57	75,438,516	29.19
Total	224,768,201	100.00	224,768,201	100.00	258,468,201	100.00

Note: Mr. Yau Tak Wah, Paul holds 200,000 Shares.
Miss Louie Mei Po holds 1,178,571 Shares.

As at the date of the Latest Practicable Date, neither of the Options has been exercised and no Option Shares have been issued.

APPLICATION FOR LISTING

The Company will apply to the Listing Committee of the Stock Exchange for the listing of, the permission to deal in the Option Shares which may fall to be allotted and issued pursuant to the exercise of either of the Options.

CONNECTED TRANSACTION

As at the Latest Practicable Date, Winspark and its associates held in aggregate 147,951,114 Shares, representing approximately 65.82% of the total issued share capital of the Company. As Winspark is a substantial Shareholder, the Option Agreement and the transactions contemplated thereunder constitute connected transactions for the Company under Chapter 14A of the Listing Rules and are subject to approval of the Independent Shareholders. The Independent Board Committee has been formed to consider the terms of the Transaction and Independent Financial Adviser has been appointed to advise the Independent Board Committee and the Independent Shareholders regarding the terms of the Transaction.

The Directors (including the independent non-executive Directors) consider that the subscription under the Option Agreement and the exercise of the Options will increase the capital base of the Company and strengthen its financial position for future development of the business and operation of the Group. The Directors consider that the terms of the Option Agreement, which were arrived at after arm's length negotiation between the Company and Winspark, are fair and reasonable and in the interests of the Company and the Independent Shareholders as a whole.

CAPITAL-RAISING ACTIVITIES DURING PAST 12 MONTHS

The Company announced on 8 March 2006 that it proposed to raise HK$173.4 million, before expenses, by issuing 357,585,805 Shares at an offer price of HK$0.485 per Share by way of an open offer (the "**Open Offer**") on the basis of 5 offer shares for every 4 existing shares held issued with 5 bonus shares for every 7 fully-paid offer shares. The net proceed from the Open Offer in the amount of approximately HK$170,000,000 will be applied as to HK$160,000,000 on future investment projects and as to HK$10,000,000 on general working capital, which is in line with the use of proceeds as disclosed in the circular of the Company dated 28 April 2006. As at the Latest Practicable Date, the net proceed from the Open Offer was deposited in banks as time deposits.

Save for the Open Offer, the Company has not carried out any other capital raising activities during the 12 months immediately preceding the date of this circular.

SGM

The notice convening the SGM to be held at Unit 903-906, 9/F., Tower 1, Harbour Centre, 1 Hok Cheung Street, Hunghom, Kowloon, Hong Kong at 12:00 noon on 3 November 2006 at which an ordinary resolution will be proposed to approve the Option Agreement and the transaction contemplated therein is set out on pages 34 to 35 of this circular. The votes of the Shareholders to be taken at the SGM will be by poll where Winspark and its associates will abstain from voting.

An announcement will be made by the Company on the Business Day immediately following the conclusion of the SGM to inform the Shareholders and the public of the results of the SGM.

A form of proxy for use at the SGM is enclosed. Whether or not you intend to attend and vote at the SGM in person, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon to the Company's branch share registrar and transfer office in Hong Kong, Computershare Hong Kong Investor Services Limited, at 1712 - 1716, 17/F., Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, as soon as possible but in any event, not less than 48 hours before the time appointed for holding the SGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the SGM should you so wish.

PROCEDURES FOR DEMANDING A POLL BY SHAREHOLDERS

Pursuant to Bye-law 66 of the Bye-laws, a resolution put to the vote at a general meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded:

(a) by the chairman of the meeting; or

(b) by at least three members present in person or, in case of a member being a corporation, by its duly authorized representative or by proxy for the time being entitled to vote at the meeting; or

(c) by any member or members present in person or, in case of a member being a corporation, by its duly authorized representative or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) by any member or members present in person or, in case of a member being a corporation, by its duly authorized representative or by proxy and holding Shares conferring a right to vote at the meeting, being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right; or

(e) if required by the rules of the designed stock exchange, by any Director or Directors who, individually or collectively, hold proxies in respect of shares representing five per cent. or more of the total voting rights at such meeting.

RECOMMENDATION

Your attention is drawn to the letter from the Independent Board Committee set out on pages 14 to 15 of this circular which contains its recommendation to the Independent Shareholders on the Transaction. Your attention is also drawn to the letter of advice received from the Independent Financial Adviser as set out on pages 16 to 27 of this circular which contains, amongst other matters, its advice to the Independent Board Committee in relation to the Transaction and the principal factors and reasons considered by it in concluding its advice.

The Independent Board Committee, having taken into account the advice from the Independent Financial Adviser, considers that the terms of the Transaction are fair and reasonable and in the interests of the Company and the Independent Shareholders as a whole. Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the SGM to approve the Transaction.

FURTHER INFORMATION

Your attention is also drawn to the general information set out in the appendix of this circular.

Yours faithfully,
By Order of the Board
TOMORROW INTERNATIONAL HOLDINGS LIMITED
Yau Tak Wah, Paul
Chairman

TOMORROW INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 0760)

Executive Directors:
Yau Tak Wah, Paul *(Chairman)*
Louie Mei Po
Wong Shin Ling, Irene
Tam Wing Kin

Independent non-executive Directors:
Ng Wai Hung
Cheung Chung Leung, Richard
Wu Wang Li

Registered office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Principal place of business in Hong Kong:
27th Floor, Henley Building
5 Queen's Road Central
Hong Kong

18 October 2006

To the Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTION
PROPOSED GRANT OF OPTION TO A CONNECTED PERSON

We refer to the circular of the Company to the Shareholders dated 18 October 2006 (the "**Circular**"), in which this letter forms a part. Unless the context requires otherwise, capitalised terms used in this letter will have the same meanings as given to them in the section headed "Definitions" of the Circular.

We have been appointed by the Board as the Independent Board Committee to advise the Independent Shareholders on whether the terms of the Option Agreement and the transactions contemplated thereunder are fair and reasonable so far as the Independent Shareholders are concerned.

We wish to draw your attention to the letter of advice from the Independent Financial Adviser as set out on pages 16 to 27 of the Circular and the letter from the Board as set out on pages 4 to 13 of the Circular.

Having considered, among other matters, the factors and reasons considered by, and the opinion of the Independent Financial Adviser as stated in its letter of advice, we consider that the terms of the Option Agreement and the transactions contemplated thereunder are fair and reasonable so far as the Independent Shareholders are concerned and accordingly recommend the Independent Shareholders to vote in favour of the ordinary resolution in relation to the Transaction to be proposed at the SGM.

Yours faithfully,
The Independent Board Committee of
TOMORROW INTERNATIONAL HOLDINGS LIMITED
Ng Wai Hung
Cheung Chung Leung, Richard
Wu Wang Li
Independent non-executive Directors

Set out below is the text of the letter from China Everbright Capital Limited containing its opinion and recommendations to the Independent Board Committee and the Independent Shareholders regarding the grant of Options, which is prepared for the purpose of inclusion in this circular.

China Everbright Capital Limited
40/F., Far East Finance Centre
16 Harcourt Road
Hong Kong

18 October 2006

*To the Independent Board Committee and
the Independent Shareholders of
Tomorrow International Holdings Limited*

Dear Sirs,

CONNECTED TRANSACTION
PROPOSED GRANT OF OPTION TO A CONNECTED PERSON

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the terms of the Option Agreement, details of which are set out in the circular to the Shareholders dated 18 October 2006 (the "Circular") of which this letter forms part. Unless otherwise defined herein, capitalised terms used in this letter shall have the same meanings as defined in the Circular.

On 22 September 2006, Winspark and Pan-China entered into a Sale and Purchase Agreement pursuant to which Winspark has conditionally agreed to sell and Pan-China has conditionally agreed to purchases 33,700,000 Shares. On the same date, Winspark and the Company entered into the Option Agreement pursuant to which (1) the Company has agreed to grant to Winspark the First Call Option under which Winspark has the right but not the obligation to require the Company to issue 33,700,000 Option Shares to Winspark or as it may direct at the subscription price of HK$4.5; and (2) Winspark has agreed to grant to the Company the Second Call Option under which the Company has the right but not the obligation to require Winspark to subscribe 33,700,000 Option Shares at the subscription price of HK$4.5. The Sales and Purchase Agreement and the Option Agreement are inter-conditional. As Winspark is a substantial shareholder of the Company, the entering into of the Option Agreement and the transactions contemplated thereunder between Winspark and the Company constitute connected transactions of the Company under the Listing Rules and are subject to the approval of the Independent Shareholders by way of poll at the SGM. Winspark and its associates will abstain from voting on the relevant resolution at the SGM.

The Independent Board Committee, comprising Messrs Ng Wai Hung, Cheung Chung Leung, Richard and Wu Wang Li has been established to advise the Independent Shareholders in respect of the terms of the Option Agreement. China Everbright Capital Limited has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders whether the terms of the Option Agreement are fair and reasonable and as to whether the Option Agreement is in the interest of the Company and its Independent Shareholders as a whole.

In formulating our recommendation, we have respectively relied on the information, representations and opinions contained in the Circular and information provided to us by the Company, its Directors and management. We have assumed that all information, representations and opinions made or referred to in the Circular were true at the time they were made and will continue to be true, accurate and complete at the date of the SGM. We have also assume that all statements of belief, intention and opinion given and/or made by the Directors and management of the Company in the Circular were reasonably made after due enquiry. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors and management of the Company and have been advised by the Directors that no material facts have been omitted from the information provided and referred to in the Circular. We consider that we have been provided with, and we have reviewed, sufficient information which enables us to form a reasonable basis for our recommendation. We have not, however, conducted any form of in-depth investigation into the business affairs, financial position or future prospects of the Group nor have we carried out any independent verification of the information provided.

PRINCIPAL FACTORS CONSIDERED

In arriving at our recommendation in relation to terms of the Option Agreement, we have taken the following principal factors into consideration:

1. Background information on Pan-China

Pan-China is an investment company incorporated in Hong Kong, and is owned as to 70% by Pan-China Group (HK) Limited and as to 30% by Ace Channel Limited. Pan-China Group (HK) Limited is ultimately owned by 泛華建設集團有限公司 (Pan-China Construction Group Limited) (the "Pan-China Group") and Ace Channel Limited, which is an investment holding company wholly owned by Mr. Gao Feng.

Pan-China is an investment arm of the Pan-China Group. The ultimate controlling shareholders of Pan-China is Pan-China Group. According to information as set out in Pan-China Group's website, Pan-China Group has more than 35 offices throughout the major cities in China and has employed more than 10,000 employees, 80% of which have academic credentials of junior college. It has more than 3,000 technical engineering personnel. At present, the group owns numerous types of qualifications and/or permits relating to the design and construction in the property development and construction sector. Pan-China Group has numerous projects that have received design or construction awards such as "State Highly Qualified Project" (國家優質工程), "The Luban Award on Chinese Construction Projects – State Highly Qualified Project" (中國建築工程魯班獎(國家優質工程)), "Excellent Construction Decoration Project"

(優秀建築裝修工程), "Housing Construction Project – the First Class of Construction Main Contract" (房屋建築工程施工總承包一級), "The First Class of Foundation and Base Construction Professional Contracting" (地基與基礎工程專業承包一級), "Construction Decoration Project – the First Class of Professional Contracting" (建築裝修裝飾工程專業承包一級), Earth and Stone Works – the Second Class of Professional Contracting (土石方工程專業承包二級), "The First Class of Construction Cost Consultancy" (工程造價諮詢甲級), "The First Class of Geotechnical Works" (岩土工程甲級), etc. Pan-China Group is a renowned company incorporated in the PRC and have in-depth professional knowledge, expertise and technical know-how in various disciplines in the construction and property development industry. The Pan-China Group is primarily engaged in infrastructure, realty investments, design, project supervision, engineering, constructions and decoration businesses. To the best of the Directors' knowledge, information and belief, having made all reasonable enquiry, the beneficial owner of Pan-China Group is Pan-China Engineering Company Limited and Pan-China and its ultimate beneficial shareholders are Independent Third Parties.

2. Reasons for and benefits of the entering into the Option Agreement

(a) Reasons for entering into the Option Agreement

The principally activities of the Group consist of design, development, manufacture and sale of electronic products, manufacture and sale of printed circuit boards, trading and distribution of electronic components and parts, trading of listed equity investments and provision of loan financing. According the Company's interim report for the six months ended 30 June 2006, the Directors have been actively seeking new investment opportunities in order to diversify the business portfolio of the Group that would bring rewarding return to the shareholders as a whole. The Directors intended to introduce Pan-China as a strategic investor to the Company and the Directors realised that during the discussion between the Company and Pan-China, Pan-China has the intention to introduce property related investment opportunities, primarily related to investments in residential and commercial properties, to the Company, although no legal binding contracts between the Company and Pan-China has been signed regarding the introduction of investment opportunities by Pan-China. With the long-established and excellent business and social networks of the Pan-China Group throughout the major cities in China, the Company will benefit with investment opportunities in projects, which is expected to be primarily related to investments in residential and commercial properties, to be introduced by the Pan-China Group as a step for diversification. Having considered the factors above and that although the Company and Pan-China has not signed any legal binding contracts regarding the introduction of investment opportunities by Pan-China, Pan-China has indicated its intention to introduce investment opportunities to the Company. We are of the view that the entering of the Option Agreement by the Company is in the interest of the Company and the Shareholders as a whole.

(b) To facilitate the subscription of Pan-China

The management of the Company realised that by introducing Pan-China, given that Pan-China has in-depth professional knowledge in the construction and property development industry in China and that Pan-China Group has excellent business and social networks throughout the major cities in China, as a strategic investor, the Group would be able to leverage on the projects and investment opportunities that could be introduced by Pan-China with a view to bring rewarding return, which is also coincides with the Company's intention to seek new investment opportunities and to diversify its business portfolio.

Pan-China can only pay the consideration of the Shares that it intends to acquire from Winspark in 300 days and has requested deferred payment for the Shares that it will acquire. As the Company is not permitted to issue unpaid Shares, at the request of the Company, Winspark has agreed to enter into the Sale and Purchase Agreement on 22 September, 2006 with Pan-China to facilitating the subscription of Pan-China. Having considered the above factors and that having Winspark facilitating the subscription of Pan-China would enable the introduction of Pan-China to be a strategic investor of the Company, we are of the view that Winspark to facilitate the subscription of Pan-China is in the interest of the Company and Shareholders as a whole.

(c) Entering into the Option Agreement

The Directors had considered straight issue of Shares to Winspark at the Payment Date as alternative to the Company entering into the Option Agreement. By entering into the Option Agreement, the Company would take an active role to secure the subscription of the Option Shares by Winspark and ensure the compliance of payment obligation by Pan-China to the Company in the event of completion of the Sale and Purchase Agreement. Taking into account of the factors above, we consider that the entering of the Option Agreement is in the interest of the Company and Shareholders as a whole.

(d) Future investments when suitable opportunities arise

The net proceeds arising from the subscription and exercise of either of the Options will be approximately HK$151,000,000 and as to approximately HK$141,000,000 are intended to be used for future investments when suitable opportunities arise.

We have discussed with the management of the Company that, although the Company currently has reviewed various investment projects, there has yet to be projects identified for acquisitions or investments and that no discussion or negotiation relating to intended acquisitions is currently underway. The Company will make announcement in compliance with the Listing Rules if and when suitable investments have been identified and binding agreements have been

entered into. In addition, the Company has also considered that projects introduced by Pan-China will primarily related to investments in residential and commercial properties in China.

The Directors believe that the Company would consider, among other factors, the timing required to obtain the necessary investment funding when they make an investment decision and, thus, having the net proceeds on hand would provide the Company with the flexibility to make swift investment decision and be able to capture such investment opportunities as compared to raising the necessary funds when suitable investment opportunities are identified. Having considered the factors above, it is commercially viable for the Group that the use of the net proceeds when suitable investments opportunities arise is in the interest of the Company and Shareholders as a whole.

(e) Defer Payment Date of the Sale and Purchase Agreement

Since the Sale and Purchase Agreement is inter-conditional to the Option Agreement, the Directors had also considered the major terms of the Sales and Purchase Agreement, in particular the defer payment date, in which Pan-China can only pay the consideration for the Shares that it intends to acquire in 300 days and requested deferred payment for the said Shares. After considered that (i) the defer Payment Date is one of the terms of the Sale and Purchase Agreement and that if any of the terms are not fulfilled, the transaction can not be realised and, thus, the Company could not benefit from the introduction of investment opportunities by Pan-China; (ii) the background of the Pan-China Group and the Company could benefit from the investment opportunities to be introduced by Pan-China and (iii) premium of the subscription price in relation to the closing price to be paid by Pan-China, we are of the view that the defer Payment Date of the Sale and Purchase Agreement is in the interest of the Company and the Shareholders as a whole.

(f) Chapter 15 of the Listing Rules regarding the issue of options

As required under Chapter 15 of the Listing Rules, the Options will not expire in less than one year and not more than five years from the date of issue or grant and will not be convertible into further rights to subscribe securities which expire less than one year or more than five years after the date of issue or grant of the original options.

The Shares to be issued on exercise of either of the Options will not, when aggregate with all other equity securities which remain to be issued or exercise of any other subscription rights, if all such rights were immediately exercised, whether or not such exercise is permissible, exceed 20% of the issued equity capital of the Company at the time such options are issued. The Company currently has no options, warrants and similar rights to subscribe or purchase equity securities of the Company which are issued or granted on their own by the Company or any of its subsidiaries outstanding. The Options only represent approximately 14.99% of the existing issued share capital of the Company.

The Directors had considered the maximum number of Shares which could be issued on exercise of either of the Options. As there would only be the exercise of either of the Options and that the subscription price is fixed at HK$4.5 per Option Share, 33,700,000 Shares would be issued on the exercise of either of the Options. Taking into account of the above and that the number of Shares to be issued is fixed, we are of the view that the maximum number of securities which could be issued on exercise of either of the Options are in the interest of the Company and Shareholders as a whole.

The Directors had considered the rights of the Option holder on the liquidation of the issuer. According to the Option Agreement, if the Company is being liquidated for whatever reasons, the Options shall, to the extent that they have not been exercised, lapse and determine. As such, prior to the exercise of the either of the Options, Winspark would not have any right on the liquidation of the Company. Having considered the above, we are of the view that the rights of the Option holder on liquidation of the issuer is in the interest of the Company and Shareholders as a whole.

The Directors had considered the arrangements for the variation in the subscription or subscription price or number of Shares to take account of alterations to the share capital of the Company. In the event of any alteration in the capital structure of the Company whilst any Options may become or remains exercisable, whether by way of capitalisation issue, rights issue, consolidation, reclassification, reconstruction, subdivision or reduction of share capital, or otherwise howsoever, any such alterations will be made on the basis that the Winspark shall have the same proportion of the issued share capital of the Company as that to which he was entitled to subscribe had he exercised all the options held by him immediately before such adjustments. In view of the above, we considered that the arrangements for variation in the subscription or subscription price or number of Shares to take account of alterations to the share capital of the Company is in the interest of the Company and Shareholders as a whole.

3. Principal terms of the Option Agreement

The principal terms of the Option Agreement are set out in the letter of the board ("Letter of the Board") as contained in the Circular. In particular, the Option Agreement is subject to, among other things, the performance of the payment obligation by Pan-China under the Sale and Purchase Agreement so that Winspark can apply the sale proceeds paid by Pan-China to subscribe the Option Shares.

The Subscription Price

In assessing the fairness and reasonableness of the Subscription Price, we have reviewed the subscription price per Option Share as compared to the prevailing market price and the net asset value of the Shares.

The subscription price of HK$4.5 per Option Share represents:

- a premium of approximately 233% over the closing price of HK$1.35 per Share as quoted on the Stock Exchange on 22 September 2006 (the "Last Trading Day"), the last trading day prior to the release of the Announcement;

- a premium of approximately 236% over the average closing price of HK$1.338 per Share as quoted on the Stock Exchange for the last 5 trading days immediately preceding the date of the Option Agreement;

- a premium of approximately 4.4% over the unaudited net asset value of HK$4.31 per Share as at 30 June 2006; and

- a premium of approximately 131% over the closing price of HK$1.95 per Share as quoted on the Stock Exchange on the Latest Practicable Date.

The subscription price of HK$4.5 was based on arm's length negotiations between the Company and Pan-China, with reference to the prevailing market prices and net asset value of the Shares. The Directors (including the independent non-executive Directors) consider that the subscription price is fair and reasonable and is in the best interest of the Company and the Shareholders as a whole. Taking into account that the subscription price per Option Share is trading premium to the prevailing market price and the net tangible asset per Share, we are of the view that the subscription price in favor of the Company and is in the interest of the Company and the Shareholders as a whole.

Comparing the Subscription Price to the prevailing market prices

The following chart sets out the daily closing prices of the Shares as quoted on the Stock Exchange for the year ended the Last Trading Day:

Share price performance


Closing price per Share (HK$)
5
4.5
4
3.5
3
2.5
2
1.5
1
0.5
0
Subscription price of
HK$4.5 per Option Share
2005-09-22
2005-10-06
2005-10-20
2005-11-03
2005-11-17
2005-12-01
2005-12-15
2005-12-29
2006-01-12
2006-01-26
2006-02-09
2006-02-23
2006-03-09
2006-03-23
2006-04-06
2006-04-20
2006-05-04
2006-05-18
2006-06-01
2006-06-15
2006-06-29
2006-07-13
2006-07-27
2006-08-10
2006-08-24
2006-09-07
2006-09-21
Date

Source: Bloomberg

As shown in the chart above, the closing prices of the Shares ranged from HK$1.3 to HK$3.153 and traded significantly below the subscription price of HK$4.5 for the year ended the Last Trading Day.

To our best knowledge and based on the information from the Stock Exchange website, we have identified 11 companies listed on the Main board of the Stock Exchange engaged in Top-up Placing during the period from 29 June 2006 to the Last Practicable Date (the "Comparable Companies") for comparison and analysis purpose. The reason for such analysis of top up placing is because we are of the view that the entering of the Sales and Purchase Agreement and Option Agreement is essentially a top up placing and, as such, we are of the view that top up placing is a directly comparable to the Sales and Purchase Agreement and Option Agreement entered herein as both have similar structure. We are also of the view that business nature do not have effect on the placing price against the closing price in companies engaging in top up placing and, as such, the Comparable Companies are directly comparable to the Company even though the business natures of the Comparable Companies are different from that of the Company. The premium or discount of the placing price to their respective closing price prior to the announcements for the Comparable Companies are summarised as follows:

Company name (stock code)	Date of announcement	Placing price	Closing price of shares on the last trading day prior to the announcement	Placing price as a discount/ (premium) to closing price of shares on the last trading day prior to announcement (%)
Genesis Energy Holdings Limited (702)	29-Aug-06	0.04	0.045	11.11
business nature: operates transportation and storage and facilities for crude oil in China				
Hualing Holdings Limited (382)	15-Aug-06	0.13	0.142	8.45
business nature: manufactures and markets household electrical appliances				
Sino Katalytics Investments Corporation (2324)	9-Aug-06	0.40	0.43	6.98
business nature: invest in listed and unlisted companies with listing potential in Hong Kong and PRC				
China Chengtong Development Group Limited (217)	8-Aug-06	0.30	0.335	10.45
business nature: trades goods, leases properties, and invests in cement business in China				
REXCAPITAL Financial Holdings Limited (555)	3-Aug-06	0.35	0.375	6.67
business nature: provides financial services				
Jolimark Holdings Limited (2028)	31-Jul-06	1.34	1.36	1.47
business nature: manufactures and sells business and tax control equipment and other electronic equipment				
Cheuk Nang (Holdings) Limited (131)	28-Jul-06	4.00	4.45	10.11
business nature: invests and develops properties in Hong Kong and Malaysia and also provides property management services and mortgage lending services.				
Climax International Company Limited (439)	17-Jul-06	0.21	0.225	6.67
business nature: manufactures and distributes OEM (Original Equipment Manufacturing), paper products, and house brand and agency products.				
New Smart Holdings Limited (91)	3-Jul-06	0.45	0.495	9.09
business nature: invests in and develops properties and also designs and distributes electronic components.				

Company name (stock code)	Date of announcement	Placing price	Closing price of shares on the last trading day prior to the announcement	Placing price as a discount/ (premium) to closing price of shares on the last trading day prior to announcement (%)
China Flavors and Fragrances Company Limited (3318)	3-Jul-06	3.15	3.675	14.29
business nature: researches, develops, manufactures, and markets flavours and fragrances.				
Le Saunda Holdings Limited (738)	29-Jun-06	1.10	1.2	8.33
business nature: manufactures and sells shoes and also develops properties.				

The discounts to the closing prices on the last trading days prior to the dates of the announcements in relation to the Comparable Companies range from approximately 1.47% to 14.29% with an average of 8.51%. The subscription price of HK$4.5 is at premium of approximately 233% and approximately 131% to the closing price at the Last Trading Day and the Latest Practicable Date, which is in favor of the Company and is in the interest of the Company and its Shareholders as a whole.

Comparing the Subscription Price to consolidated net asset value

As the Subscription Price represents a premium of approximately (i) 4.4% over the unaudited net asset value of HK$4.31 per Share as at 30 June 2006; and (ii) 60.7% over the audited consolidated net asset value of HK$2.78 per Share as at 31 December 2005, we are of the view that it is fair and reasonable for the Company and its Shareholders as a whole.

As a summary, based on our analysis, the subscription price per Option Share against the closing price on the Last Trading Day is at premium to the prevailing market prices for the year ended the Last Trading Day and at premium as compared to discounts in placing prices in reference to the closing prices prior to the announcement on the Top Up Placings for the respective Comparables Companies. In addition, the subscription price per Option Share is also at premium as compared to the net asset value of the Shares. Taking into account of the above, we are of the view that the terms of subscription price in the Option Agreement is fair and reasonable for the Company and its Shareholders as a whole.

Financial effects of the Option Agreement on the Group

(i) Working capital

The net proceeds from the subscription of the Option Shares pursuant to the exercise of either of the Options will be approximately HK$151,000,000, of which, approximately HK$141,000,000 will be used for future investments and approximately HK$10,000,000 will be used as general working capital of the Group. As HK$10,000,000 of the net proceeds will be used as general working capital, the exercise of either of the Options will improve the working capital of the Group by approximately HK$10,000,000. We are of the view that the additional working capital to the Group is in the interest of the Company and the Shareholders as a whole.

(ii) Net tangible asset value

As at 31 December 2005, the Group's net asset value was HK$796,196,000. The net proceeds from the subscription of the Option Shares pursuant to the exercise of either of the Options will be approximately HK$151,000,000. The net proceeds will improve the net asset base of the Group by approximately HK$151,000,000. We are of the view that the above-mentioned increment in net asset value base is in the interest to the Company and the Shareholders as a whole.

(iii) Dilution of shareholding

In the event that the Sale and Purchase Agreement is completed and either of the Options is exercised in full, the shareholding interests of Independent Shareholders' in the Company will be diluted from approximately 33.57% to approximately 29.19%. Having considered the overall positive impact from the improvement in net asset base of the Group and that the Group could benefit from the investment opportunities to be introduced by Pan-China, we consider such dilution is justifiable and is in the interest of the Company and the Shareholders as a whole.

Conclusion

In summary, we would like to set out below the following key factors in arriving at out opinion:

- The subscription price under the Option Agreement is fair and reasonable to the Company and its Shareholders as a whole.

- Among the net proceeds of the Option Shares, approximately HK$141,000,000 will be used for future investments. The introduction of Pan-China as strategic Shareholder enables the Group to benefit from the potential investment opportunities to be introduced by Pan-China with a view to bring rewarding return to the Shareholders as a whole.

Having considered the above principal factors and reasons, we are of the opinion that the terms of the Option Agreement are fair and reasonable so far as the Company and the Independent Shareholders are concerned and that the Option Agreement is in the interests of the Company and the Shareholders as a whole. Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to vote in favor of the relevant resolution to approve the Option Agreement and the transactions contemplated thereunder as set out in the notice of the SGM.

Yours faithfully,
For and on behalf of
CHINA EVERBRIGHT CAPITAL LIMITED
Jacky Ho
Managing Director

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular with regard to the Company and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts not contained in this circular, the omission of which would make any statement herein misleading.

2. SHARE CAPITAL

As at the Latest Practicable Date, the authorised and issued share capital of the Company was as follows:

Authorised share capital		*HK$*
12,500,000,000	Shares	500,000,000
Issued and fully paid or credited as fully paid Shares:		
224,768,201	Shares	8,990,728

All the existing issued Shares rank pari passu in all respects including all rights as to dividends voting and return of capital.

3. DISCLOSURE OF INTERESTS

(a) Directors' interests and short positions in the shares, underlying shares and debentures of the Company and its associated corporations

As at the Latest Practicable Date, the Directors and the chief executive of the Company and their respective associates had the following interests and short positions in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) which had to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he/she was taken or deemed to have under such provisions of the SFO) or which were required, pursuant to Section 352 of the SFO, to be entered in the register of the Company referred to therein or which were required, pursuant to Part XV of the SFO or the Model Code for Securities Transactions by Directors of Listed Companies contained in the Listing Rules, to be notified to the Company and the Stock Exchange:

(b) Interests and short positions in the Shares, underlying Shares and debentures of the Company

Long positions in the Shares:

Name of Director	Number of Shares beneficially held and nature of interest Personal	Approximate percentage of total shareholding *(%)*
Mr. Yau Tak Wah, Paul	200,000	0.09
Ms. Louie Mei Po	1,178,571	0.52

Save as disclosed above, as at the Latest Practicable Date, none of the directors or chief executive of the Company had any interests or short positions in any shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed, to have such provisions of the SFO); (b) pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules relating to securities transactions by directors to be notified to the Company and the Stock Exchange.

4. SUBSTANTIAL SHAREHOLDER INTERESTS

As at the Latest Practicable Date, so far as is known to, or can be ascertained after reasonable enquiry by, the Directors, the following persons (other than the Directors or the chief executive of the Company) had an interest or short position in the Shares or underlying Shares which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO:

(i) Long positions in the Shares:

Name of Substantial Shareholder	Number of Shares held	Approximate percentage of total shareholding *(%)*
Winspark Venture Limited *(Note 1)*	215,351,114	95.81 *(Note 2)*
Mr. Chan Yuen Ming *(Note 3)*	215,351,114	95.81 *(Note 2)*
Pan-China Construction Group Limited	33,700,000	14.99

(ii) Short positions in the Shares:

Name of Substantial Shareholder	Number of Shares held	Approximate percentage of total shareholding (%)
Winspark Venture Limited *(Note 1)*	33,700,000	14.99
Mr. Chan Yuen Ming *(Note 3)*	33,700,000	14.99

Notes:

(1) The entire issued share capital of Winspark Venture Limited is beneficially wholly owned by Mr. Chan Yuen Ming.

(2) The interests include (i) the 147,951,114 Shares held by Winspark as at the Latest Practicable Date, (ii) the rights to 33,700,000 Option Shares under the First Call Option, and (iii) the rights to 33,700,000 Shares held by the Pan-China Group under a call option granted by the Pan-China Group to Winspark pursuant to which Winspark may require the Pan-China Group to transfer such Shares held by it to Winspark in case of default of payment under the Sale and Purchase Agreement.

(3) Mr. Chan Yuen Ming wholly and beneficially owns Winspark Venture Limited. Mr. Chan is therefore deemed to be interested in the Shares under the provisions of Divisions 2 and 3 of Part XV of the SFO.

(iii) Long positions in the shares of other members of the Group:

Name of subsidiary	Name of substantial shareholder	Approximate percentage of total issued share capital or the total registered capital of the respective subsidiary (%)
Electronics Tomorrow Manufactory Inc.	Limbrick Investment Limited	26
Allied Success Inc.	Prime Star Industries Limited	12
Dongguan Yifu Circuit Board Factory	Wanjiang Development	16.37
Profitown Investment Corporation	Swank International Manufacturing Co. Ltd.	70

Save as disclosed above, as at the Latest Practicable Date, the Directors or chief executive of the Company were not aware of any other person (other than Directors or chief executive of the Company) who has an interest or short positions in the Shares or underlying

shares of the Company or any option in relation thereto which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO or which were required, pursuant to section 336 of Part XV of the SFO, to be entered in the register referred to therein, or who is interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other member of the Group.

5. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors has entered into any service contracts with the Company or any of its subsidiaries or associated companies, excluding contracts expiring within one year without payment of compensation other than statutory compensation.

6. LITIGATION

On 11 July 2005, Moulin Global Eyecare Holdings Limited (in provisional liquidation) ("Moulin") brought an action in the High Court of Hong Kong against Active Base Limited, a wholly owned subsidiary of the Company, in respect of a loan agreement dated 24 February 2005 relating to a loan of HK$50 million ("Loan") and a debenture executed by Moulin. Moulin is seeking for a declaration that the Loan and the debenture are invalid, unenforceable or otherwise not binding on itself and/or any liquidator. As at the Latest Practicable Date, the pleadings stage had been completed, the parties had made mutual discovery of their respective documents relating to the issues in the proceedings and witness statements were also exchanged. The parties have attended the first checklist hearing but are yet to apply for the court's direction to set the case down for trial.

Save as disclosed above, as at the Latest Practicable Date, neither the Company nor any of its subsidiaries was engaged in any litigation or arbitration of material importance and no litigation or claim of material importance was known to the Directors to be pending or threatened by or against the Company or any of its subsidiaries.

7. MATERIAL ADVERSE CHANGE

Save as disclosed in this circular, the Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2005, the date to which the latest published audited accounts of the Company were made up.

8. QUALIFICATION AND CONSENT OF EXPERT

China Everbright Capital Limited has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and reference to its name in the form and context in which they appear.

The qualification of the expert who has provided its advice which is contained in this circular is as follows:

Name	Qualification
China Everbright Capital Limited	A deemed licensed corporation under the SFO and engaged in types 1, 4 and 6 regulated activities.

Save as disclosed in this circular, China Everbright Capital Limited is not interested in any Share or share in any member of the Group nor does it have any right or option (whether legally enforceable or not) to subscribe for or nominate persons to subscribe for any Share or share in any member of the Group.

9. MISCELLANEOUS

(a) The registered office of the Company is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda and the principal place of business in Hong Kong of the Company is located at 27th Floor, Henley Building, 5 Queen's Road Central, Hong Kong.

(b) The branch share registrar and transfer office of the Company in Hong Kong is Computershare Hong Kong Investor Services Limited located at 1712 - 1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(c) The company secretary of the Company is Tam Wing Kin, a member of The Chartered Institute of Management Accountants, The Association of Chartered Certified Accountants and The Hong Kong Institute of Certified Public Accountants.

(d) In the event of inconsistency, the English text of this circular shall prevail over the Chinese text.

10. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours on any Business Day at the head office and principal place of business of the Company in Hong Kong at 27th Floor, Henley Building, 5 Queen's Road Central, Hong Kong from the date of this circular up to and including the date of the SGM:

(a) the memorandum and articles of association of the Company;

(b) the annual reports of the Company for the two years ended 31 December 2004 and 31 December 2005;

(c) the letter of recommendation from the Independent Board Committee to the Independent Shareholders, the text of which is set out on pages 14 to 15 of this circular;

(d) the letter of advice from the Independent Financial Adviser to the Independent Board Committee, the text of which is set out on pages 16 to 27 in this circular;

(e) the written consent from the Independent Financial Adviser referred to in paragraph 8 of this Appendix; and

(f) the Option Agreement.

TOMORROW INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 0760)

NOTICE IS HEREBY GIVEN that a special general meeting of the shareholders of Tomorrow International Holdings Limited (the "**Company**") will be held at Unit 903-906, 9/F., Tower 1, Harbour Centre 1 Hok Cheung Street, Hunghom, Kowloon, Hong Kong on 3 November 2006 at 12:00 noon for the purpose of considering and, if thought fit, passing the following resolution as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"**That**

(1) the conditional option agreement (the "**Option Agreement**") dated 22 September 2006 entered into between the Company and Winspark Venture Limited ("**Winspark**"), a copy of which is tabled at the meeting and marked "A" and initialled by the chairman of the meeting for identification purpose, pursuant to which (i) the Company agrees to grant to Winspark the First Call Option (as defined in the Option Agreement) under which Winspark has the right but not the obligation to require the Company to issue 33,700,000 Option Shares to Winspark or as it may direct at the subscription price of HK$4.50; and (ii) Winspark agrees to grant to the Company the Second Call Option (as defined in the Option Agreement) under which the Company has the right but not the obligation to require Winspark to subscribe 33,700,000 Option Shares at the subscription price of HK$4.50, subject to and on the terms and conditions of the Option Agreement be and is hereby ratified, confirmed and approved; and

(2) any one director of the Company, or any two directors of the Company if the affixation of the common seal is necessary, be and is/are hereby authorised for and on behalf of the Company to execute all such other documents, instruments and agreements and to do all such acts or things deemed by him/them to be incidental to, ancillary to or in connection with the matters contemplated in and completion of the Option Agreement."

By Order of the Board of
TOMORROW INTERNATIONAL HOLDINGS LIMITED
Yau Tak Wah, Paul
Chairman

Hong Kong, 18 October 2006

Registered Office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Principal place of business:
27/F., Henley Building
5 Queen's Road Central
Hong Kong

Notes:

1. A form of proxy for use at the meeting is enclosed herewith.

2. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his/her attorney duly authorised in writing or, if the appointor is a corporation, either under its common seal or under the hand of any officer, attorney or other person authorised to sign the same.

3. Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him/her. A proxy need not be a member of the Company.

4. In order to be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, must be lodged at the offices of the Company's branch share registrar and transfer office in Hong Kong, Computershare Hong Kong Investor Services Limited at 1712 - 1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting thereof (as the case may be).

5. Completion and return of the form of proxy will not preclude members from attending and voting in person at the meeting or at any adjourned meeting thereof (as the case may be) should they so wish, and in such event, the form of proxy shall be deemed to be revoked.

6. Where there are joint registered holders of any share, any one of such joint holders may vote, either in person or by proxy, in respect of such share as if he/she was solely entitled thereto, but if more than one of such joint holders are present at the meeting, whether in person or by proxy, the joint registered holder present whose name stands first on the register of members in respect of the share(s) shall be accepted to the exclusion of the votes of the other registered holders.

7. The resolution shall be voted by way of poll by Shareholders who are not interested or involved in the Transaction, being Shareholders other than Winspark and its associates.

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

主要營業地點：
香港
皇后大道中5號
衡怡大廈27樓

附註：

1. 隨函附奉大會適用之代表委任表格。

2. 代表委任文件必須由委任人或其以書面正式委託之授權人親筆簽署，或如委任人為法團，則必須加蓋其印章或由高級人員、受權人或獲授權之其他人士親筆簽署。

3. 凡有權出席大會並於會上投票之股東，均有權委任一名或多名代表代其出席大會並於會上投票。受委代表毋須為本公司股東。

4. 代表委任表格連同已簽署之授權書或其他授權文件（如有）或經由公證人簽署證明之該等授權書或授權文件副本，須於大會或任何續會（視情況而定）指定舉行時間四十八小時前交回本公司之香港股份過戶登記分處香港中央證券登記有限公司（地址為香港皇后大道東183號合和中心17樓1712－1716室），方為有效。

5. 填妥及交回代表委任表格後，股東仍可親身出席所召開大會或其任何續會（視情況而定）並且作出投票，在該情況下，代表委任表格被視為已撤回論。

6. 倘為任何股份之聯名登記持有人，則任何持有人均可親身或委任代表，猶如其獨自持有該股份般，在大會上就該股份投票；但若超過一名聯名持有人親身或委任代表出席大會，則只會接納出席大會並在股東名冊上排名首位之人士就該股股份作出之投票，而不會接納其他聯名持有人之投票。

7. 上述決議案須由並無利害關係或牽涉交易之股東，即Winspark及其聯繫人士以外之股東以投票表決方式決定。

TOMORROW INTERNATIONAL HOLDINGS LIMITED

明日國際集團有限公司

(於百慕達註冊成立之有限公司)

(股份代號：760)

茲通告明日國際集團有限公司(「**本公司**」)謹訂於二零零六年十一月三日中午十二時正假座香港九龍紅磡鶴翔街1號維港中心一期9樓903-906室舉行股東特別大會，以考慮及酌情通過下列決議案作為本公司普通決議案：

普通決議案

「**動議**：

(1) 批准、追認及確認本公司與Winspark Venture Limited(「**Winspark**」)於二零零六年九月二十二日訂立之一項有條件期權協議(「**期權協議**」)(註有「A」字樣之副本已送呈大會並由大會主席簡簽以資識別)，據此，在期權協議之條款及條件所限制下：(i)本公司同意向Winspark授出第一認購期權(定義見期權協議)，據此，Winspark有權但無責任要求本公司按認購價4.50港元向Winspark或其指定之人士發行33,700,000股期權股份；及(ii)Winspark同意向本公司授出第二認購期權(定義見期權協議)，據此，本公司有權但無責任要求Winspark按認購價4.50港元認購33,700,000股期權股份；及

(2) 授權任何一名本公司董事或任何兩名本公司董事(如須加蓋公司公章)代表本公司簽立及作出其認為必要、適宜或合宜且其認為期權協議及其完成所涉及或與此有關事宜所附帶、連帶或相關之一切其他文件、文據與協議及行動或事宜。」

此　致

承董事會命
明日國際集團有限公司
主席
邱德華

香港，二零零六年十月十八日

(d) 獨立財務顧問向獨立董事委員會發出之意見函件，全文載於本通函第16至27頁；

(e) 本附錄第八段所提述獨立財務顧問之同意書；及

(f) 期權協議。

以下為於本通函內提供意見之專家之資格：

名稱	資格
中國光大融資有限公司	被視為根據證券及期貨條例可從事第一類、第四類及第六類受監管活動之持牌法團

除本通函中披露者外，中國光大融資有限公司並無於任何股份或本集團任何成員公司之股份擁有權益，亦無任何可供認購或提名他人認購任何股份或本集團任何成員公司股份之權利或購股權（不論可合法強制執行與否）。

9. 一般事項

(a) 本公司之註冊辦事處位於Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda，而香港之主要營業地點為香港皇后大道中5號衡怡大廈27樓。

(b) 本公司之香港股份過戶登記分處為香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓1712－1716室。

(c) 本公司之公司秘書為譚榮健先生，彼為英國特許管理會計師公會、英國公認會計師公會及香港會計師公會會員。

(d) 本通函之中英文版本如有歧異，概以英文本為準。

10. 備查文件

下列文件之副本由本通函刊發日期起至股東特別大會當日（包括該日）止任何營業日之一般辦公時間內，於本公司位於香港之總辦事處及主要營業地點（地址為香港皇后大道中5號衡怡大廈27樓）可供索閱：

(a) 本公司之公司組織章程大綱及公司細則；

(b) 本公司截至二零零四年十二月三十一日及二零零五年十二月三十一日止兩個年度之年報；

(c) 獨立董事委員會向獨立股東發出之推薦意見函件，全文載於本通函第14至15頁；

本公司披露之權益或短倉，或根據證券及期貨條例第336條須載入該條所述記錄冊之該等權益或短倉；或直接或間接持有附帶投票權可在一切情況於本集團其他任何成員公司股東大會上投票之任何類別股本面值10%或以上。

5. 服務合約

於最後可行日期，董事與本公司或其任何附屬公司或聯營公司概無訂立於一年內不作賠償(法定賠償除外)不可終止之任何服務合約。

6. 訴訟

於二零零五年七月十一日，Moulin Global Eyecare Holdings Limited(「Moulin」)(清盤中)就日期為二零零五年二月二十四日有關一筆50,000,000港元貸款之貸款協議(「該貸款」)及由Moulin簽立之債券，在香港高等法院向本公司一間全資附屬公司Active Base Limited提出起訴。Moulin尋求聲明該貸款及債券為無效、不可執行或因其他理由而不對其及／或任何清盤人具約束力。於最後可行日期，訴狀階段已完成。涉及之各方互相就訴訟下之事宜各自提供有關文件。涉及各方亦已交換證人陳述。涉及各方已出席首次核對清單聆訊，但仍未申請法院指示尋求排期審訊。

除上文所披露者外，於最後可行日期，本公司或其任何附屬公司並無進行任何重大訴訟或仲裁，而據董事所知，本公司或其任何附屬公司亦無待決或面臨任何重大訴訟或申索。

7. 重大不利影響

除本通函所披露者外，就董事所知，自二零零五年十二月三十一日(即本公司最新公佈之經審核賬目編製至該日為止)以來，本集團之財務或經營狀況並無任何重大不利變動。

8. 專家資格及同意書

中國光大融資有限公司已就按本通函現時刊行之形式及涵義轉載其函件及引述其名稱發出同意書，且迄今並無撤回有關同意書。

(ii) 於股份之短倉：

主要股東名稱	持有股份數目	概約股權總額百分比 %
Winspark Venture Limited *(附註1)*	33,700,000	14.99
陳遠明先生 *(附註3)*	33,700,000	14.99

附註：

1. Winspark Venture Limited之全部已發行股本由陳遠明先生實益擁有。

2. 權益包括(i)Winspark於最後可行日期持有之147,951,114股股份；(ii)第一認購期權項下之33,700,000股期權股份之權利；及(iii)根據一項由泛華集團授予Winspark之認購期權中泛華集團持有之33,700,000股股份之權利，根據此項認購期權，Winspark可在出現根據買賣協議之拖欠付款情況時，要求泛華集團轉讓其持有之該等股份予Winspark。

3. 陳遠明先生全資及實益擁有Winspark Venture Limited。根據證券及期貨條例第XV部第2及第3分部，陳先生因而被視為於股份中擁有權益。

(iii) 本集團其他成員公司於股份之長倉：

附屬公司名稱	主要股東名稱	佔該附屬公司已發行股本總額或註冊資本總額之概約百分比 %
Electronics Tomorrow Manufactory Inc.	Limbrick Investment Limited	26
Allied Success Inc.	Prime Star Industries Limited	12
東莞怡富線路板廠	Wanjiang Development	16.37
Profitown Investment Corporation	恒光行實業有限公司	70

除上文所披露者外，本公司之董事及主要行政人員並不知悉有任何其他人士（本公司董事或主要行政人員除外）於最後可行日期於本公司之股份或相關股份或任何附帶之購股權中擁有根據證券及期貨條例第XV部第2及3分部須向

(b) 本公司之股份、相關股份或債券之權益及短倉

於股份之長倉：

董事姓名	實益持有之股份數目及權益性質個人公司	概約股權總額百分比 %
邱德華先生	200,000	0.09
雷美寶小姐	1,178,571	0.52

除上文所披露者外，於最後可行日期，本公司各董事及主要行政人員於本公司或其任何相聯法團(定義見證券及期貨條例第XV部)之任何股份、相關股份及債券中，並無擁有(a)根據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所之任何權益或短倉(包括按上述證券及期貨條例條文彼等被當作或視為擁有之權益及短倉)；(b)根據證券及期貨條例第352條須記錄於據此置存之記錄冊內之權益或短倉；或(c)根據載於上市規則有關上市公司董事進行證券交易之標準守則須知會本公司及聯交所之權益或短倉。

4. 主要股東權益

於最後可行日期，據董事所知或經合理查詢後所能確定，下列人士(本公司各董事或主要行政人員除外)於本公司之股份及相關股份中擁有根據證券及期貨條例第XV部第2及第3分部之規定須向本公司披露之權益或短倉：

(i) 於股份之長倉：

主要股東名稱	持有股份數目	概約股權總額百分比 %
Winspark Venture Limited *(附註1)*	215,351,114	95.81 *(附註2)*
陳遠明先生 *(附註3)*	215,351,114	95.81 *(附註2)*
泛華建設集團有限公司	33,700,000	14.99

1. 責任聲明

本通函已根據上市規則之規定，提供有關本公司之資料。各董事願就本通函所載有關本公司資料之準確性共同及個別承擔全部責任，並在進行一切合理查詢後確認，就彼等所知及所信，本通函並無遺漏任何其他事實，致使本通函有任何聲明產生誤導。

2. 股本

於最後可行日期，本公司之法定及已發行股本如下：

法定股本：	*港元*
12,500,000,000　股股份	500,000,000
已發行及繳足或入賬列為繳足股份：	
224,768,201　股股份	8,990,728

所有現有已發行股份在各方面均享有同等權益，包括股息、投票權及資本回報。

3. 權益披露

(a) 董事於本公司及其相聯法團之股份、相關股份或債券之權益及短倉

於最後可行日期，本公司之各董事及主要行政人員以及彼等各自之聯繫人士於本公司及其相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份及債券中，擁有根據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所之權益或短倉(包括按上述證券及期貨條例條文被當作或視為擁有之權益及短倉)；或根據證券及期貨條例第352條須記錄於據此置存之記錄冊內之權益或短倉；或根據載於上市規則有關上市公司董事進行證券交易之標準守則須知會本公司及聯交所之權益及短倉如下：

在考慮上述主要因素及理由後，吾等認為，期權協議之條款就 貴公司及獨立股東而言乃公平合理，及期權協議乃符合 貴公司及股東之整體利益。因此，吾等建議獨立董事委員會建議獨立股東投票贊成有關決議案，以批准期權協議及其項下擬進行之交易(如股東特別大會通告所載)。

此 致

明日國際集團有限公司
獨立董事委員會及列位獨立股東 台照

代表
中國光大融資有限公司
董事總經理
何治豪
謹啟

二零零六年十月十八日

期權協議對　貴集團之財務影響

(i) 營運資金

行使任何一項期權所得款項淨額將為約151,000,000港元，其中約141,000,000港元用作未來投資及約10,000,000港元用作　貴集團一般營運資金。由於行使任何期權所得之款項淨額10,000,000港元將可改善　貴集團之營運資金約10,000,000港元。吾等認為，　貴集團可獲額外營運資金乃符合　貴公司及股東之整體利益。

(ii) 有形資產淨值

於二零零五年十二月三十一日，貴集團之資產淨值為796,196,000港元。根據任何期權之行使，認購期權股份所得款項淨額將約為151,000,000港元。所得款項淨額將改善　貴集團之資產基礎淨額約151,000,000港元。吾等認為，上述之資產基礎淨額之增加，乃符合　貴公司與股東之整體利益。

(iii) 股權之攤薄

倘買賣協議完成及任何一項期權獲全面行使，獨立股東於　貴公司之股本權益將由約33.57%攤薄至約29.19%。在考慮　貴集團資產基礎淨值增加之整體正面影響後，及　貴集團可能得益於Pan-China將引薦之投資機會後，吾等認為該等攤薄乃屬合理並符合　貴公司及股東之整體利益。

結論

總括而言，吾等載列達致吾等意見時所考慮之下列主要因素：

- 期權協議項下之認購價對　貴公司及其股東整體而言乃屬公平合理。

- 在期權股份所得款項淨額中，約141,000,000港元將用作未來投資。引入Pan-China為策略股東將使　貴集團受惠於由Pan-China介紹之潛在投資機會，從而為投資者帶來有利之回報。

公司名稱(股份代號)	公佈日期	配售價	股份於公佈前最後交易日之收市價	配售價較股份於公佈前最後交易日之收市價之折讓(溢價)(%)
中國香精香料有限公司(3318) 業務性質：研究、開發、生產及推廣香精和香料	二零零六年七月三日	3.15	3.675	14.29
利信達集團有限公司(738) 業務性質：生產及出售鞋類製品；開發物業	二零零六年六月二十九日	1.10	1.2	8.33

有關配售價較可資比較公司之公佈日期前最後交易日之收市價之折讓介乎約1.47%至14.29%，平均折讓8.51%。認購價4.5港元較最後交易日及最後可行日期之收市價溢價約233%及約131%，乃對 貴公司有利及符合 貴公司及其股東之整體利益。

認購價與綜合資產淨值之比較

由於認購價較(i)於二零零六年六月三十日之未經審核資產淨值每股4.31港元溢價約4.4%；及(ii)於二零零五年十二月三十一日之經審核綜合資產淨值每股2.78港元溢價約60.7%；吾等認為認購價對 貴公司及其股東整體而言乃屬公平合理。

總括而言，根據吾等之分析，相對最後交易日收市價之每股期權股份之認購價較截至最後交易日止年度之現行市價有溢價，而各家可資比較公司之先舊後新配售之配售價較公佈前之收市價則有折讓。此外，每股期權股份之認購價較股份之資產淨值亦有溢價。經考慮以上所述後，吾等認為，期權協議認購價之條款對 貴公司及其股東整體而言乃屬公平合理。

公司名稱(股份代號)	公佈日期	配售價	股份於公佈前最後交易日之收市價	配售價較股份於公佈前最後交易日之收市價之折讓(溢價)(%)
創新能源控股有限公司(702) 業務性質：於中國經營原油運輸、儲存及設施	二零零六年八月二十九日	0.04	0.045	11.11
華凌集團有限公司(382) 業務性質：生產及推廣家庭電器	二零零六年八月十五日	0.13	0.142	8.45
德泰中華投資有限公司(2324) 業務性質：投資於香港及中國的上市公司及具上市潛力的非上市公司	二零零六年八月九日	0.40	0.43	6.98
中國誠通發展集團有限公司(217) 業務性質：於中國買賣貨品、租賃物業及投資於混凝土業務	二零零六年八月八日	0.30	0.335	10.45
御泰金融控股有限公司(555) 業務性質：提供金融服務	二零零六年八月三日	0.35	0.375	6.67
映美控股有限公司(2028) 業務性質：生產及出售業務及税項控制設備及其他電子設備	二零零六年七月三十一日	1.34	1.36	1.47
卓能(集團)有限公司(131) 業務性質：於香港和馬來西亞投資及開發物業，亦提供物業管理服務及按揭貸款服務	二零零六年七月二十八日	4.00	4.45	10.11
英發國際有限公司(439) 業務性質：生產及分銷原設備製造產品、紙品以及自家品牌及代理產品	二零零六年七月十七日	0.21	0.225	6.67
駿新能源集團有限公司(91) 業務性質：投資及開發物業，設計及分銷電子部件	二零零六年七月三日	0.45	0.495	9.09

認購價與現行市價之比較

下表載列股份於截至最後交易日止年度在聯交所所報之每日收市價：

股價表現


5
4.5
4
3.5
3
2.5
2
1.5
1
0.5
0
認購價每股期權
股份4.5港元
每股收市價（港元）
2005-09-22
2005-10-06
2005-10-20
2005-11-03
2005-11-17
2005-12-01
2005-12-15
2005-12-29
2006-01-12
2006-01-26
2006-02-09
2006-02-23
2006-03-09
2006-03-23
2006-04-06
2006-04-20
2006-05-04
2006-05-18
2006-06-01
2006-06-15
2006-06-29
2006-07-13
2006-07-27
2006-08-10
2006-08-24
2006-09-07
2006-09-21
日期

資料來源：Bloomberg

如上表所示，股份之收市價介乎1.3港元至3.153港元，並於截至最後交易日止年度所進行之買賣均大幅低於4.5港元之認購價。

就吾等所知及根據聯交所網站之資料，吾等已選出11家於聯交所主板上市並於二零零六年六月二十九日至最後可行日期之期間曾進行先舊後新配售之公司(「可資比較公司」)以作比較及分析用途。吾等進行該先舊後新配售之分析，因為認為訂立買賣協議及期權協議主要屬於一項先舊後新配售，因此，吾等認為先舊後新配售可直接與於此訂立之買賣協議及期權協議比較，因兩者具有類似之架構。吾等亦認為，業務性質不會對配售價相對參與先舊後新配售之公司之收市價造成影響，因此，可資比較公司可直接與貴公司作出比較，即使可資比較公司之業務性質與貴公司不同。配售價較可資比較公司公佈前彼等各自之收市價之溢價或折讓概述如下：

每股期權股份4.5港元之認購價較：

- 股份於刊發該公佈前最後交易日二零零六年九月二十二日(「最後交易日」)在聯交所所報之每股1.35港元之收市價溢價約233%；
- 股份於期權協議日期前最後五個交易日在聯交所之平均收市價每股1.338港元溢價約236%；
- 於二零零六年六月三十日之未經審核資產淨值每股4.31港元溢價約4.4%；及
- 股份於最後可行日期在聯交所所報之收市價每股1.95港元溢價約131%。

認購價4.5港元乃以 貴公司與Pan-China公平磋商並參照股份之現行市價及資產淨值為基準。董事(包括獨立非執行董事)認為，認購價乃公平合理並符合 貴公司及股東之整體最佳利益。於考慮到每股期權股份之認購價與現行市價之間出現之交易溢價，以及每股份之有形資產淨值，吾等認為認購價乃對 貴公司有利，並符合 貴公司與其股東之整體利益。

董事已考慮到於行使任何一項期權而可能發行之最高股份數目。由於僅會行使任何一項期權，而每股期權股份之認購價乃固定於4.5港元，於行使任何一項期權而發行之股份將為33,700,000股。鑑於上述及將予發行股份之數目為固定，吾等認為，於行使任何一項期權而可能發行之最高證券數目乃符合　貴公司及股東之整體利益。

董事已考慮到於發行人清盤時期權持有人之權利。根據期權協議，倘貴公司因任何理由清盤，期權將（僅指尚未行使者）失效及取消。因此，於行使任何一種期權前，Winspark將不會就　貴公司清盤擁有任何權利。經考慮上述，吾等認為，於發行人清盤時期權持有人之權利乃符合　貴公司及股東之整體利益。

董事已考慮到就　貴公司股本變動而對認購或認購價或股份數目所作之更改安排。倘　貴公司之股本架構出現任何更改（不論為透過資本化發行、供股、合併、重新分類、重組、分拆或削減股本之方式，或以其他方式更改），而任何期權可能成為或仍然可予行使，任何該等變動，將按假設Winspark於緊接該等調整前已行使持有之所有期權而可認購　貴公司已發行股本之相同比例為基準作出。鑑於上述，吾等認為，就　貴公司股本變動而對認購或認購價或股份數目所作之更改安排乃符合　貴公司及股東之整體利益。

3. 期權協議之主要條款

期權協議之主要條款載於通函所載之董事會函件（「董事會函件」）。尤其是，期權協議須待（其中包括）Pan-China履行其於買賣協議項下之付款責任以便Winspark可動用Pan-China所支付之銷售所得款項以認購期權股份，方可作實。

認購價

在評估認購價之公平性及合理性時，吾等已審閱每股期權股份之認購價與股份之現行市價及資產淨值之比較。

束力之協議時，　貴公司將根據上市規則作出公布。此外，　貴公司亦認為Pan-China引薦之項目將主要為與中國住宅及商業物業有關之投資。

董事相信，於作出投資決定時，　貴公司將考慮(其中包括)獲取投資所需資金之必須時間；因此手頭持有所得款項淨額將可為貴公司提供靈活性，以便迅速作出投資決定和可以掌握投資機會，優勝於在覓得適當投資機會時才籌集所需資金。經考慮上述因素後，　貴集團在出現適當投資機會時動用所得款項淨額於商業上成為可行，乃符合　貴公司與股東整體之利益。

(e) 買賣協議之遞延付款日期

由於買賣協議與期權協議之履行乃互相關連，董事亦已審議買賣協議之主要條款，尤其遞延付款日，即Pan-China僅可於300日內支付擬收購股份之代價以及已要求就上述股份遞延付款。經考慮(i)遞延付款日期乃買賣協議條款之一，以及倘任何條款未能履行，則交易便不能進行，　貴公司亦因此不能受惠於由Pan-China介紹之投資機會；(ii)泛華集團之背景及　貴公司可從Pan-China引薦之投資機會中獲益；及(iii)有關Pan-China將支付收市價之認購價溢價，吾等認為，買賣協議之遞延付款日期乃符合　貴公司與股東之整體利益。

(f) 有關發行期權之上市規則第15章

上市規則第15章規定，期權不得自發行或授予日期起計一年內及五年以後到期，亦不得轉換為自原來期權發行或授予日期起計一年內或五年以後到期之額外可認購證券權利。

行使任何一項期權將予發行之股份，於合併所有尚未發行之其他股本證券，或行使任何其他認購權利(倘所有該等權利被即時行使，不論該行使是否獲允許)而發行之其他股本證券時，不得超過該期權發行時　貴公司已發行股本之20%。　貴公司現時並無任何由　貴公司或任何其附屬公司本身發行或授出而尚未行使之可認購或購入　貴公司股本證券之期權、認股權證及類似權利。期權僅佔　貴公司現有已發行股本約14.99%。

(b) 便利Pan-China之認購

貴公司管理層認識到透過引入Pan-China為策略投資者，憑藉Pan-China在中國建築及物業發展行業的深厚專業知識，以及泛華集團在中國主要城市擁有優秀之業務及社會網絡， 貴集團將可從Pan-China引薦之項目及投資機會中獲益並可望帶來有利之回報。此舉亦切合 貴公司擬尋求投資機會及分散業務組合之意願。

Pan-China僅可於300日內支付其擬自Winspark收購之股份之代價，並已要求遞延支付將收購股份之款項。鑑於貴公司不得發行未繳款股份，在 貴公司要求下，Winspark於二零零六年九月二十二日已同意與Pan-China訂立買賣協議，以協助Pan-China之認購。經考慮上述因素後，以及Winspark協助Pan-China之認購，將可促成Pan-China被引入為 貴公司的策略投資者。吾等認為Winspark協助Pan-China之認購乃符合 貴公司及股東之整體利益。

(c) 訂立期權協議

董事曾考慮於付款日直接向Winspark發行股份，作為 貴公司訂立期權協議之另一選擇。訂立期權協議， 貴公司將可積極地確保於完成買賣協議後，Winspark將認購期權股份，以及Pan-China能履行對 貴公司的付款責任。經考慮上述因素後，吾等認為訂立期權協議乃符合 貴公司與股東之整體利益。

(d) 合適機會出現時之未來投資

認購及行使任何一項期權所得款項淨額將為約151,000,000港元，並計劃將約141,000,000港元於合適機會出現時用作未來投資。

吾等已與 貴公司之管理層討論，雖然 貴公司現已審議多個投資項目，惟目前尚未識別可予收購或投資之項目，現時亦無就擬進行之收購而參與任何討論或磋商。倘及於識別到適合投資和已訂立具約

程造價諮詢甲級、岩石工程甲級等。泛華集團為於中國註冊成立之知名公司，並於建築及物業發展行業不同界別有深厚之專業知識、專才及技術知識。泛華集團主要從事基建、房地產、投資、設計、工程監督、工程、建築及裝修業務。在作出一切合理查詢後，就董事所知、所悉及所信，泛華集團之實益擁有人為Pan-China Engineering Company Limited，而Pan-China及其最終實益股東為獨立第三方。

2. 訂立期權協議之理由及好處

(a) 訂立期權協議之理由

貴集團之主要業務包括設計、開發、製造及銷售電子產品、製造及銷售印刷綫路板、買賣及分銷電子配件及部件、買賣上市股本投資以及提供貸款融資。根據 貴公司截至二零零六年六月三十日止六個月之中期報告，董事積極尋找新的投資機會，以使 貴集團之業務結構多元化，為股東整體帶來有利回報。董事擬引入Pan-China為 貴公司策略性投資者，且董事發現，於 貴公司與Pan-China討論期間，雖然目前 貴公司與Pan-China之間並無簽訂任何有關由Pan-China介紹之投資機會之具法律約束力的合約，Pan-China有意向 貴公司介紹物業相關之投資機會，主要有關住宅及商業物業的投資。憑藉泛華集團於中國各大城市之歷史悠久及出色之商業及社會網絡， 貴公司將會得益於將由泛華集團引薦之優質項目投資機會(預期主要有關住宅及商業物業之投資)，以實現業務多元化。經考慮上述因素，以及雖然目前 貴公司與Pan-China之間並無簽訂任何有關由Pan-China介紹之投資機會之具法律約束力的合約，但Pan-China已表示有意介紹投資機會予 貴公司。吾等認為， 貴公司訂立期權協議乃符合 貴公司與股東之整體利益。

貴公司已成立由吳偉雄先生、張仲良及吳弘理先生組成之獨立董事委員會，以就期權協議之條款向獨立股東提供意見。中國光大融資有限公司已獲委任為獨立財務顧問，以就期權協議之條款是否公平合理及期權協議是否符合貴公司及其獨立股東之整體利益向獨立董事委員會及獨立股東提供意見。

於達致吾等之推薦意見時，吾等分別依賴通函內所載列之資料、陳述及意見及 貴公司、及其董事及管理層向吾等提供之資料。吾等已假設通函內所作出或提述之一切資料、陳述及意見於作出時屬真實，且於股東特別大會日期仍屬真實、準確及完整。吾等亦假設 貴公司董事及管理層於通函內所作出及／或提供有關信念、意向及意見之一切聲明均於適當查詢後合理作出。吾等並無理由懷疑 貴公司董事及管理層向吾等提供之資料及陳述之真實性、準確性及完整性，董事亦表示通函內所提供及提述之資料並無遺漏任何重要事實。吾等認為，吾等已獲提供及審閱充足資料，以為吾等達致推薦意見提供合理之基準。然而，吾等並未就 貴集團之業務情況、財務狀況或未來前景進行任何形式之調查，亦無對所提供之資料進行任何獨立核證。

所考慮之主要因素

在就期權協議達致吾等之推薦意見時，吾等已考慮下列主要因素：

1. Pan-China之背景資料

Pan-China為於香港註冊成立之投資公司，其70%由Pan-China Group (HK) Limited擁有及30%由Ace Channel Limited擁有。Pan-China Group (HK)Limited由泛華建設集團有限公司(「泛華集團」)最終擁有。Ace Channel Limited(為一間投資控股公司)由高峰先生全資擁有。

Pan-China為泛華集團之投資公司。Pan-China之最終控股股東為泛華集團。根據泛華集團網站所載資料，泛華集團在中國主要城市設立超逾35間辦事處，以及聘用超過10,000名僱員，當中80%擁有初級學院的學歷。該集團亦聘用超過3,000名技術工程人員。現時，該集團在物業發展及建築界擁有多項與設計及建築有關之資格及／或許可。泛華集團多項工程曾獲得設計或建築獎項，例如國家優質工程、中國建築工程魯班獎(國家優質工程)、優秀建築裝修工程、房屋建築工程施工總承包一級、地基與基礎工程專業承包一級、建築裝修裝飾工程專業承包一級、土石方工程專業承包二級、工

以下為中國光大融資有限公司所發出之函件全文，當中載有其就授出期權向獨立董事委員會及獨立股東提供之意見及推薦意見，以供載入本通函。

中國光大融資有限公司
香港
夏慤道16號
遠東金融中心40樓

關連交易
建議授出期權予關連人士

敬啟者：

緒言

吾等獲委任為獨立財務顧問，就期權協議之條款向獨立董事委員會及獨立股東提供意見，有關詳情載於二零零六年十月十八日致股東之通函(「通函」，本函件為其中一部份)內。除另有界定外，本函件所用詞彙，其涵義與通函所界定者相同。

於二零零六年九月二十二日，Winspark與Pan-China訂立一項買賣協議，據此，Winspark有條件同意出售及Pan-China有條件同意購入33,700,000股股份。於同日，Winspark與 貴公司訂立一項期權協議，據此，(1) 貴公司同意向Winspark授出第一認購期權，據此，Winspark有權但無責任要求 貴公司按認購價4.5港元向Winspark或其指定之人士發行33,700,000股期權股份；及(2)Winspark同意向貴公司授出第二認購期權，據此， 貴公司有權但無責任要求Winspark按認購價4.5港元認購33,700,000股期權股份。買賣協議與期權協議互為條件。由於Winspark為 貴公司主要股東，根據上市規則，Winspark與 貴公司訂立期權協議及其項下擬進行之交易構成 貴公司之關連交易，並須獲獨立股東於股東特別大會上以投票表決方式批准。Winspark及其聯繫人士須於股東特別大會上就有關決議案放棄投票。

經考慮獨立財務顧問之意見函件內所載已考慮之原因及因素及其意見後，吾等認為期權協議之條款及其項下擬進行之交易符合本公司及獨立股東之利益。因此，吾等建議獨立股東投票贊成將於股東特別大會上提呈以批准交易之普通決議案。

此　致

列位股東　台照

明日國際集團有限公司
獨立董事委員會
獨立非執行董事
吳偉雄
張仲良
吳弘理
謹啟

二零零六年十月十八日

TOMORROW INTERNATIONAL HOLDINGS LIMITED
明日國際集團有限公司
(於百慕達註冊成立之有限公司)
(股份代號：760)

執行董事：
邱德華*(主席)*
雷美寶
王香玲
譚榮健

獨立非執行董事：
吳偉雄
張仲良
吳弘理

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

香港之總辦事處及
主要營業地點：
香港
皇后大道中5號
衡怡大廈27樓

敬啟者：

關連交易
建議授出期權予關連人士

吾等茲提述本公司於二零零六年十月十八日致股東之通函(「**通函**」)，而本函件為其中之一部分。除非文義另有所指，本函件內所用之詞語與通函「釋義」一節內所界定者具相同涵義。

吾等已獲董事會委任為獨立董事委員會，就期權協議之條款及其項下擬進行之交易對有關獨立股東而言是否公平及合理，向獨立股東提供意見。

吾等務請 閣下垂注載於本通函第16至27頁之獨立財務顧問之意見函件，以及載於本通函第4至13頁之董事會函件。

(b) 不少於三名親身出席之股東，或股東如屬法團，由其正式獲授權代表或委託當時有權在會上投票之出席代表；或

(c) 代表有權在會上投票之全部股東之中不少於十分之一總投票權之一名或多名親身出席之股東，或股東如屬法團，由其正式獲授權代表或委託出席代表；或

(d) 持有獲授予權利可於大會投票之股份之一名或多名親身出席之股東，而該等股份合計之已繳足股本須不少於全部授予投票權股份之已繳足股本總額之十分之一；或股東如屬法團，由其正式獲授權代表或委託出席代表；或

(e) 根據指定交易所規則所規定，任何一位或多位董事在會議上個別或共同持有委任代表投票權，佔股份的總投票權（可在該會議投票）5%或以上。

推薦意見

敬希　閣下垂注本通函第14至15頁所載之獨立董事委員會函件，當中載有獨立董事委員會向獨立股東就交易而作之推薦意見。同時敬希　閣下垂注載於本通函第16至27頁之獨立財務顧問函件，當中載有（其中包括）獨立財務顧問向獨立董事委員會所作有關交易之意見，以及獨立財務顧問在達致其意見時曾考慮之主要因素及理由。

獨立董事委員會在考慮獨立財務顧問提供之意見後，認為交易之條款屬公平合理，並符合本公司及獨立股東之整體利益。因此，獨立董事委員會建議獨立股東在股東特別大會上投票贊成就批准交易所提呈之普通決議案。

其他資料

務請　閣下垂注本通函附錄所載之一般資料。

此　致

列位股東　台照

承董事會命
明日國際集團有限公司
主席
邱德華
謹啟

二零零六年十月十八日

於過去十二個月之集資活動

本公司於二零零六年三月八日宣佈，本公司建議以公開發售(「**公開發售**」)方式根據每持有四股現有股份獲發五股發售股份並附帶每七股繳足之發售股份獲發五股紅股之基準，按每股股份0.485港元之發售價格發行357,585,805股股份，集資約173,400,000港元(未扣除有關費用前)。公開發售所得款項淨額為約170,000,000港元，其中160,000,000港元將動用作未來投資項目，10,000,000港元作一般營運資金，與本公司於二零零六年四月二十八日刊發通函內所披露之所得款項用途一致。於最後可行日期，公開發售之所得款項淨額存放於銀行作定期存款。

除公開發售外，本公司於緊接本通函刊發日期前十二個月並無進行任何其他集資活動。

股東特別大會

股東特別大會將於二零零六年十一月三日中午十二時正假座香港九龍紅磡鶴翔街1號維港中心一期9樓903-906室舉行，會上將提呈一項普通決議案，以批准期權協議及其項下擬進行之交易；召開該大會之通告載於本通函第34至35頁。股東於股東特別大會上投票將以點票方式進行，而Winspark及其聯繫人士將在該大會上放棄投票。

本公司將會在緊隨股東特別大會結束後之營業日發表公佈，通知股東及公眾人士有關股東特別大會之結果。

隨函附奉股東特別大會使用之代表委任表格。無論 閣下能否親自出席股東特別大會，務請按隨附之代表委任表格所印列之指示將其填妥，盡快交回本公司於香港之股份過戶登記分處中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712至1716室，惟無論如何不得遲於股東特別大會或其續會指定舉行時間前四十八小時交回。填妥及交回代表委任表格後， 閣下仍可出席股東特別大會或其任何續會並於會上投票。

股東要求以投票方式表決之程序

根據章程細則第66條，股東大會上須表決之決議案以舉手表決方式決定，除非由下列人士(於宣佈舉手表決結果之前或之時或撤銷任何其他投票要求時)要求以投票方式表決：

(a) 大會主席；或

對本公司股權架構之影響

於完成買賣協議及全面行使任何一項期權所附認購權之前及之後對本公司股權架構之影響如下：

	於最後可行日期		於完成買賣協議後但於全面行使任何一項期權之前		於完成買賣協議及全面行使任何一項期權之後	
	股份數目	*%*	*股份數目*	*%*	*股份數目*	*%*
Winspark	147,951,114	65.82	114,251,114	50.83	147,951,114	57.24
Pan-China	—	—	33,700,000	14.99	33,700,000	13.04
董事*(附註)*	1,378,571	0.61	1,378,571	0.61	1,378,571	0.53
公眾人士	75,438,516	33.57	75,438,516	33.57	75,438,516	29.19
總計	224,768,201	100.00	224,768,201	100.00	258,468,201	100.00

附註： 邱德華先生持有200,000股股份。
雷美寶小姐持有1,178,571股股份。

於最後可行日期，既無期權獲行使亦無期權股份獲發行。

申請上市

本公司將向聯交所上市委員會申請根據任何一項期權之行使而將予配發及發行之期權股份上市及買賣。

關連交易

於最後可行日期，Winspark及其聯繫人士合共持有147,951,114股股份，約佔本公司已發行股本總額65.82%。由於Winspark為主要股東，根據上市規則第14A章，期權協議及其項下擬進行之交易構成本公司之關連交易，並須獲獨立股東批准。本公司已成立獨立董事委員會以考慮交易之條款，並委任獨立財務顧問，以就交易之條款向獨立董事委員會及獨立股東提供意見。

董事(包括獨立非執行董事)認為，期權協議項下之認購及期權之行使將可擴大本公司之股本基礎並可增強其財務狀況，有助本集團未來業務及營運之發展。董事認為，期權協議之條款乃經本公司及Winspark公平磋商後達致，乃公平合理並符合本公司及獨立股東之整體利益。

在轉讓33,700,000股股份予Pan-China後，能補足其於本公司之持股量；而第二認購期權已獲授予，為本公司要求Winspark認購期權股份時提供額外保障。

期權協議與買賣協議互為條件。買賣協議須待(其中包括)獨立股東於本公司股東大會上批准授出第一認購期權及第二認購期權後方可完成。於最後可行日期，買賣協議及Pan-China於買賣協議項下之付款責任尚未完成。

期權協議須待Pan-China履行買賣協議項下之付款責任後方可作實，這樣，Winspark可動用Pan-China所支付之銷售所得款項，以認購期權股份。

本公司擬邀請Pan-China之代表加入董事會。

董事已考慮各種構建有關交易之可行途徑(如於付款日期直接向Winspark發行股份)，但認為授出期權屬較恰當之建構，因為當買賣協議完成時，可為本公司提供更大保障，尤其可確保Winspark落實認購期權股份，以及Pan-China能履行其對本公司之付款責任。

董事認為，引入Pan-China為股東及Winspark訂立買賣協議對本集團有所裨益，及期權協議之條款經本公司與Winspark公平磋商後達致，乃公平合理並符合本公司及股東之整體利益。期權協議項下之認購價相等於Pan-China根據買賣協議向Winspark支付之代價，而該代價乃參照本集團之資產淨值而作出。

本集團之業務

本公司之主要業務為投資控股。本集團之主要業務包括設計、開發、製造及銷售電子產品、製造及銷售印刷綫路板、買賣及分銷電子配件及部件、買賣上市股本投資以及提供貸款融資。

所得款項用途

根據任何一項期權之行使認購期權股份所得款項總額為151,650,000港元。若其中一項期權獲行使，則另一項期權將告失效。認購及行使任何一項期權所得款項淨額將為約151,000,000港元，並計劃將約141,000,000港元於合適機會出現時用作未來投資及約10,000,000港元用作一般營運資金。本公司目前已研究多項投資項目，並將集中於中國之物業投資。於最後可行日期，尚無就擬定之收購事項進行討論或磋商。本公司將於物色到合適投資項目及訂立具約束力之協議時遵照上市規則之規定作出公佈。

授出期權之理由

本公司擬引入Pan-China為本公司策略性投資者。Pan-China為於香港註冊成立之投資公司，其70%由Pan-China Group (HK) Limited擁有及30%由Ace Channel Limited擁有。Pan-China Group (HK) Limited由泛華建設集團有限公司(「**泛華集團**」)最終擁有。Ace Channel Limited為一間投資控股公司，由高峰先生全資擁有。Pan-China為泛華集團於香港之投資公司。在作出一切合理查詢後，就董事所知、所悉及所信，Pan-China及其最終實益股東為獨立第三方。Pan-China之最終控股股東泛華集團為於中國註冊成立之知名公司，並於建築及物業發展行業不同界別有深厚之專業知識、專才及技術知識。泛華集團主要從事基建、房地產投資、設計、工程監督、工程、建築及裝修業務。憑藉泛華集團於中國各大城市之歷史悠久及出色之商業及社會網絡，本公司將會得益於將由泛華集團引薦之優質項目投資機會(預期主要有關住宅及商業物業之投資)，以實現業務多元化，儘管本集團業務與泛華集團並不相連。

因Pan-China只能於300日內支付其擬收購股份之代價，其要求押後支付其將收購股份之款項。因本公司不准許發行未支付股款之股份，應本公司要求及為促進Pan-China成為股東，致使本公司能從Pan-China所引薦之投資機會中受惠，Winspark已同意與Pan-China於二零零六年九月二十二日訂立買賣協議，據此，Winspark同意以總代價151,650,000港元出售33,700,000股股份予Pan-China，而押後付款日期為買賣協議日期起計第300日，條件為本公司將向Winspark授出第一認購期權，以先舊後新方式認購Winspark所轉讓予Pan-China相同數目之股份，代價與Pan-China支付予Winspark者相同。第一認購期權已授予Winspark，以確保Winspark

期權協議之條件

本公司及Winspark於期權協議項下之責任須待下列條件達成後方可作實：

(1) 獨立股東通過普通決議案批准期權協議及其項下擬進行之交易；

(2) 聯交所上市委員會批准期權股份買賣；

(3) 取得所有適用法例及監管守則及規則(包括上市規則)所要求之所有其他批准及同意；

(4) 完成買賣協議；及

(5) Pan-China履行其於買賣協議項下之付款責任。

倘上述條件於期權期間開始或之前或本公司與Winspark可能同意之該等較後日期未能達成，則期權協議將告終止。於改動期權協議之任何條款時，本公司必須尋求聯交所之批准，而當取得聯交所之批准後，將另行刊發有關此項變動之公佈。

該等期權自發行或授出日期起計，不會於一年以內但亦不超過五年到期；該等期權亦不可轉換為可認購證券之進一步權利，倘此等權利自發行或授出原來期權之日後之一年以內或五年以後到期。

行使該等期權須予發行之證券，當與行使任何其他認購權(倘所有該等權利被立即行使，亦不論該行使是否獲批准)而須予發行之其他股本證券合計，不得超過於發行該等期權時之本公司已發行股本之20%。本公司現時並無尚未行使之任何期權、認股權證及可認購或購買本公司股本證券(由本公司或任何其附屬公司自行發行或授出)之同類權利。該等期權只佔本公司已發行股本約14.99%。

支付認購價

於行使任何一項期權後，Winspark須於本公司或Winspark(視情況而定)根據第一認購期權或第二認購期權(視情況而定)之行使發出書面通知之日後第七個營業日或之前向本公司支付合共151,650,000港元之認購價。

根據二零零六年九月二十二日(該公佈刊發前之最後交易日)在聯交所所報每股1.35港元之收市價計算,每股淨認購價為約4.48港元及期權股份之市值為45,495,000港元。

基於認購價較二零零六年九月二十二日(該公佈刊發前之最後交易日)在聯交所所報每股1.35港元之收市價有溢價,董事(包括獨立非執行董事)認為認購價乃公平合理並符合本公司及股東之整體最佳利益。

期權股份狀況: 將根據期權而發行之股份在各方面均與本公司於期權行使日期已發行之所有其他普通股享有同等權益。

可轉讓性: 期權協議項下之權利不得轉讓。

於期權協議內,並無有關承授人參與本公司所作任何分派及/或再發行股份要約之權利之特定條款。

若基於任何原因本公司進行清盤,該等期權將(以未行使者為限)失效及終止。

於任何期權可能成為或仍然可予行使時,倘本公司股本結構出現任何變動,不論為透過資本化發行、供股、合併、重新分類、重組、分拆或削減股本方式或以其他方式,該等相應之變更(如有),須按當時尚未行使購股權涉及之股份數目或股份面值;及/或每份尚未行使購股權的每股認購價;及/或本公司核數師或獨立財務顧問以書面向董事會證明以彼等之意見屬於公平合理和符合上市規則及/或聯交所不時規定之其他要求之購股權行使方法而作出。

任何該等變更所按之基準,為承授人將可認購相同比例之本公司已發行股本,倘其於緊接該調整前行使所持有之所有購股權,惟無論任何情況下,該等變更不得導致發行股份之價格低於股份面值。於交易中作為代價而進行之證券發行,不得視為規定作出任何該等變更之條件。

該等期權乃鑑於Winspark與本公司之間的相互承諾而授出，根據該等承諾，雙方已同意向另一方就期權股份授出一項期權，且雙方毋需就獲得該等期權而支付現金代價。

如本通函「授出期權之理由」一段所述，第一認購期權乃透過准許Winspark以先舊後新方式認購所轉讓予Pan-China之相同數目之股份，用作便利買賣協議。第二認購期權將以本公司為受益人授出，以在Winspark並無行使第一認購期權之情況下向本公司提供額外保障，要求Winspark認購期權股份，而並非第一認購期權之另一項選擇權。倘Winspark不行使第一認購期權，則本公司將行使第二認購期權。

若第一認購期權或第二認購期權獲行使，則其他認購期權將告自動失效及不再具有任何效力。

認購價： 行使購股權時每股期權股份應付價格4.50港元

每股4.50港元之認購價較(i)股份於二零零六年九月二十二日（該公佈刊發前最後交易日）在聯交所所報每股1.35港元之收市價溢價約233%；(ii)股份於緊接期權協議日期前最後五個交易日在聯交所所報之每股1.338港元之平均收市價溢價約236%；(iii)股份於最後可行日期在聯交所所報每股1.95港元之收市價溢價約131%；及(iv)於二零零六年六月三十日每股4.31港元之資產淨值溢價約4.4%。

認購價乃經Pan-China與本公司參照股份之價格及資產淨值經公平磋商後釐定。認購價與買賣協議項下之每股售價相同，且將於行使第一認購期權或第二認購期權時，由Winspark支付予本公司。

行使任何期權估計所得款項淨額計劃於合適機會出現時用作未來投資及用作一般營運資金。

本公司將召開及舉行股東特別大會，以批准交易。本公司已成立獨立董事委員會以考慮交易之條款，並已委任獨立財務顧問，以就交易之條款向獨立董事委員會及獨立股東提供意見。

本通函之目的為：

(i) 向股東提供交易進一步詳情；

(ii) 載列獨立財務顧問有關交易條款之意見；

(iii) 向獨立董事委員會就交易條款提供推薦意見；及

(iv) 向　閣下發出股東特別大會通告，以考慮並酌情批准交易。

期權協議

日期：	二零零六年九月二十二日
授與人：	本公司（如屬第一認購期權） Winspark（如屬第二認購期權）
承授人：	Winspark（如屬第一認購期權） 本公司（如屬第二認購期權）
同意將予授出之期權：	(1) 本公司同意向Winspark授出第一認購期權，據此，Winspark有權但無責任要求本公司於期權期間按認購價4.50港元向Winspark或其可能指定之人士發行33,700,000股期權股份；及 (2) Winspark同意向本公司授出第二認購期權，據此，本公司有權但無責任要求Winspark於期權期間按認購價4.50港元認購33,700,000股期權股份。

TOMORROW INTERNATIONAL HOLDINGS LIMITED
明日國際集團有限公司

(於百慕達註冊成立之有限公司)
(股份代號：760)

執行董事：
邱德華*(主席)*
雷美寶
王香玲
譚榮健

獨立非執行董事：
吳偉雄
張仲良
吳弘理

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

香港之總辦事處及主要營業地點：
香港
皇后大道中5號
衡怡大廈27樓

敬啟者：

關連交易
建議授出期權予關連人士

緒言

謹此提述本公司日期為二零零六年九月二十七日之公佈。

於二零零六年九月二十七日，本公司公佈已與Winspark訂立一項有條件期權協議，據此，(1)本公司同意向Winspark授出第一認購期權，據此，Winspark有權但無責任要求本公司按認購價每股股份4.50港元向Winspark或其指定之人士發行33,700,000股期權股份；及(2)Winspark同意向本公司授出第二認購期權，據此，本公司有權但無責任要求Winspark按認購價每股股份4.50港元認購33,700,000股期權股份。若第一認購期權或第二認購期權獲行使，則其他認購期權將告自動失效及不再具有任何效力。

由於Winspark為主要股東，根據上市規則第14A章，期權協議及其項下擬進行之交易構成本公司之關連交易，並須於股東特別大會上獲獨立股東批准，而Winspark及其聯繫人士將在該大會上放棄投票。

「股份」	指	本公司股本中每股面值0.04港元之普通股
「股東」	指	股份之持有人
「聯交所」	指	香港聯合交易所有限公司
「交易」	指	期權協議及其項下擬進行之交易
「Winspark」	指	Winspark Venture Limited，一家於英屬處女群島註冊成立之公司，由陳遠明先生全資實益擁有，為一投資公司及主要股東
「%」	指	百分比

「獨立第三方」	指	與本公司或其任何附屬公司或彼等各自之任何董事、主要行政人員或主要股東或任何彼等各自之聯繫人士概無關連之獨立第三方
「最後可行日期」	指	二零零六年十月十七日，即本通函付印前就確定本通函所載若干資料而言之最後可行日期
「上市規則」	指	聯交所證券上市規則
「Pan-China」	指	Pan-China International Holdings Limited，一家於香港註冊成立之公司，為投資公司及獨立第三方
「期權」	指	第一認購期權及第二認購期權
「期權協議」	指	本公司與Winspark就期權之授出於二零零六年九月二十二日訂立之期權協議
「期權期間」	指	自授出期權之首個週年起計至其後第十個營業日止(首尾兩日包括在內)之期間
「期權股份」	指	33,700,000股新股份，相當於本公司現有已發行股本約14.99%及經發行期權股份擴大之本公司已發行股本約13.04%
「付款日期」	指	買賣協議日期起計第300日
「買賣協議」	指	Winspark(作為賣方)與Pan-China(作為買方)就銷售33,700,000股股份於二零零六年九月二十二日訂立之買賣協議
「第二認購期權」	指	Winspark向本公司授出之期權，據此，本公司有權要求Winspark根據期權協議認購33,700,000股期權股份
「股東特別大會」	指	本公司將予召開及舉行之股東特別大會，以考慮及酌情批准交易

於本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「該公佈」	指	本公司日期為二零零六年九月二十七日之公佈，內容關於(其中包括)交易
「聯繫人士」	指	具上市規則所賦予之涵義
「董事會」	指	本公司董事會
「營業日」	指	香港銀行一般開門進行銀行業務之日子(星期六及星期日除外)
「本公司」	指	明日國際集團有限公司，一家於百慕達註冊成立之公司，其證券於聯交所上市
「董事」	指	本公司之董事
「第一認購期權」	指	本公司向Winspark授出之期權，據此，Winspark有權但無責任要求本公司根據期權協議發行33,700,000股期權股份予Winspark
「本集團」	指	本公司及其附屬公司
「香港」	指	中國香港特別行政區
「港元」	指	港元，香港法定貨幣
「獨立董事委員會」	指	由吳偉雄先生、張仲良先生及吳弘理先生(皆為獨立非執行董事)組成之獨立董事委員會，獲委任以考慮交易並向獨立董事委員會及獨立股東作出建議
「獨立財務顧問」	指	中國光大融資有限公司，根據證券及期貨條例，可從事第一類、第四類及第六類受監管活動之持牌法團，亦為獨立董事委員會及獨立股東之獨立財務顧問
「獨立股東」	指	股東(不包括Winspark及其聯繫人士)

目　錄

頁次

此乃要件　請即處理

閣下對本通函任何內容或應採取的行動如有任何疑問，應諮詢註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已出售或轉讓名下所有明日國際集團有限公司（「本公司」）股份，應立即將本通函及隨附的代表委任表格送交買方或承讓人或經手買賣或轉讓的銀行、註冊證券商或其他代理以便轉交買方或承讓人。

香港聯合交易所有限公司對本通函的內容概不負責，對其準確性或完整性亦不發表任何聲明，並表明不會就本通函全部或任何部分內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。

本通函寄予本公司各股東，提供有關本公司將於二零零六年十一月三日所舉行股東特別大會的資料。本通函並非亦不可視為出售本公司證券的要約。

TOMORROW INTERNATIONAL HOLDINGS LIMITED
明日國際集團有限公司

（於百慕達註冊成立之有限公司）

（股份代號：0760）

關連交易
建議授出期權予關連人士

獨立董事委員會及獨立股東之
獨立財務顧問

中國光大融資有限公司

董事會函件載於本通函第4至13頁。獨立董事委員會函件載於本通函第14至15頁。載有向獨立董事委員會提供意見之獨立財務顧問函件載於本通函第16至27頁。

股東特別大會將於二零零六年十一月三日中午十二時正假座香港九龍紅磡鶴翔街1號維港中心一期9樓903-906室舉行。大會通告載於本通函第34至35頁。隨函附奉代表委任表格。無論　閣下能否親自出席股東特別大會，務請按隨附之代表委任表格所印列之指示將其填妥，盡快交回本公司於香港之股份過戶登記分處中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712至1716室，惟無論如何不得遲於股東特別大會指定舉行時間前四十八小時交回。填妥及交回代表委任表格後，　閣下仍可出席股東特別大會並於會上投票。

END

二零零六年十月十八日